Filed Pursuant to Rule 424(b)(5)
Registration No. 333-179170

PROSPECTUS SUPPLEMENT

(To Prospectus dated February 28, 2012)

OVERLAND STORAGE, INC.

1,020,409 Shares of Common Stock

Pursuant to this prospectus supplement and the accompanying prospectus, we are offering 1,020,409 shares of common stock at a price of $0.98 per share of common stock to an institutional investor, or the Initial Purchaser.

For a more detailed description of the shares of common stock, see “Description of Capital Stock” beginning on page S-26 of this prospectus supplement.

Our common stock is traded on The NASDAQ Capital Market, or the Capital Market, under the symbol “OVRL.” On February 12, 2013, the last reported sale price of our common stock on the Capital Market was $0.98 per share.

As of February 8, 2013, there were 17,252,035 shares of our common stock held by non-affiliates. Based on the $0.98 per share closing price of our common stock on February 12, 2013, the aggregate market value of our outstanding common equity pursuant to General Instruction I.B.6 of Form S-3 was $16,906,994. During the last 12 calendar months, we closed the sale of 3,640,000 shares of common stock in an underwritten public offering that closed on March 28, 2012.

	Per Share	Maximum Offering Amount
Public offering price	$0.98	$1,000,000.82
Placement Agent’s fee	$0.05635	$57,500.04
Proceeds, before expenses, to us	$0.92365	$942,500.78

Investing in our common stock involves significant risks. You should read the section entitled
“Risk Factors ” beginning on page S-3 of this prospectus supplement, page 6 of the accompanying prospectus and the risk factors described in the documents incorporated by reference into this prospectus supplement and the accompanying prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

We have retained Roth Capital Partners, LLC to act as our exclusive placement agent in connection with this offering.

ROTH CAPITAL PARTNERS

The date of this prospectus supplement is February 13, 2013

Prospectus Supplement

Prospectus

In making your investment decision, you should rely only on the information contained in or incorporated by reference in this prospectus supplement, the accompanying prospectus and the documents incorporated or deemed to be incorporated by reference herein or therein. We have not authorized anyone to provide you with different information.

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We are not making an offer to sell or seeking an offer to buy any shares of common stock in any jurisdiction where the offer or sale is not permitted.

You should not assume that the information contained in this prospectus supplement, the accompanying prospectus and the documents incorporated or deemed incorporated by reference herein or therein is complete and accurate as of any date other than the respective dates thereof.

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ABOUT THIS PROSPECTUS SUPPLEMENT

This prospectus supplement and the accompanying prospectus are part of a registration statement on Form S-3 that we filed with the Securities and Exchange Commission, or the SEC, using a “shelf” registration or continuous offering process. The accompanying prospectus provides you with a general description of the securities we may offer. This prospectus supplement describes the specific details regarding this offering, including the price, the number of shares of common stock being offered and the risks of investing in our securities. This prospectus supplement may add, update or change information contained in the accompanying prospectus.

You should read both this prospectus supplement and the accompanying prospectus together with additional information described under the heading “Where You Can Find Additional Information” below. If there is any inconsistency between the information in this prospectus supplement and the accompanying prospectus, you should rely on the information contained in this prospectus supplement. In various places in this prospectus supplement and the accompanying prospectus, we refer you to sections for additional information by indicating the caption heading of the other sections. All cross-references in this prospectus supplement are to captions contained in this prospectus supplement and not in the accompanying prospectus, unless otherwise indicated.

You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell our securities in any jurisdiction where the offer or sale is not permitted. You should read this prospectus supplement and the accompanying prospectus, including the documents incorporated by reference in this prospectus supplement and accompanying prospectus, when making your investment decision. You should not assume the information contained this prospectus supplement, the accompanying prospectus and the documents incorporated or deemed incorporated by reference herein or therein is complete and accurate as of any date other than their respective dates.

In this prospectus supplement and the accompanying prospectus, unless otherwise indicated or the context otherwise requires, references to “Overland,” “we,” “company,” “us,” or “our” refer to Overland Storage, Inc. and its consolidated subsidiaries.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC as required by the Securities Exchange Act of 1934, or the Exchange Act. You can find, copy and inspect information we file with the SEC (including exhibits to such documents) at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may obtain additional information about the Public Reference Room by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains a site on the internet at http://www.sec.gov/ which contains reports, proxy statements and other information that we file electronically with the SEC. You may also review such reports, proxy statements and other documents we file with the SEC on our website at http://www.overlandstorage.com. Information included on our website is not a part of this prospectus supplement.

This prospectus supplement is part of a registration statement that we filed with the SEC. The registration statement contains more information than this prospectus supplement regarding the securities we are offering and us, including exhibits and schedules. You can obtain a copy of the registration statement from the SEC at the address listed above or from the SEC’s website.

INFORMATION INCORPORATED BY REFERENCE

We are “incorporating by reference” information into this prospectus supplement. This means that we are disclosing important information to you by referring you to another document that has been filed separately with the SEC. The information incorporated by reference is considered to be part of this prospectus supplement, and information that we file later with the SEC will automatically update and supersede the information contained in documents filed earlier with the SEC or contained in this prospectus supplement. We incorporate by reference in this prospectus supplement the documents listed below and any future filings made by us with the SEC under Section 13(a), 13(c), 14 and 15(d) of the Exchange Act, after the initial filing of this registration statement of which this prospectus supplement forms a part until all of the securities being offered under this prospectus supplement are sold (except in each case the information contained in such documents to the extent “furnished” and not “filed”):

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•

our Annual Report on Form 10-K for the fiscal year ended July 1, 2012, filed with the SEC on September 13, 2012, including Amendment No. 1 to Annual Report on Form 10-K for the fiscal year ended July 1, 2012, filed with the SEC on February 13, 2013;

•

our Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2012, filed with the SEC on November 14, 2012, including Amendment No. 1 to Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2012, filed with the SEC on February 13, 2013;

•	our Current Report on Form 8-K, filed with the SEC on January 4, 2013;

•

the description of our common stock in our Registration Statement on Form 8-A, registering our common stock under the Exchange Act, filed with the SEC on January 29, 1997, pursuant to Section 12 of the Exchange Act, including any amendment or report filed for the purpose of updating such description; and

•

the description of our common stock purchase rights contained in our Registration Statement on Form 8-A, registering our common stock under the Exchange Act, filed with the SEC on August 26, 2005, pursuant to Section 12 of the Exchange Act, including, without limitation, Amendment No. 1 to Form 8-A, filed with the SEC on March 22, 2011.

You may obtain copies, without charge, of documents incorporated by reference in this prospectus supplement, by requesting them in writing or by telephone from us as follows:

Overland Storage, Inc.

9112 Spectrum Center Boulevard

San Diego, CA 92123

Attention: Investor Relations

(800) 729-8725

Exhibits to the filings will not be sent, unless those exhibits have been specifically incorporated by reference in this prospectus supplement.

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CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus supplement and the documents we incorporate by reference in this prospectus supplement contain certain forward-looking statements that involve risks, uncertainties and assumptions that are difficult to predict. Words and expressions reflecting optimism, satisfaction or disappointment with current prospects, as well as words such as “believes,” “hopes,” “intends,” “estimates,” “expects,” “projects,” “plans,” “anticipates” and variations thereof, or the use of future tense, identify forward-looking statements, but their absence does not mean that a statement is not forward-looking. Such forward-looking statements are not guarantees of performance and our actual results could differ materially from those contained in such statements. In evaluating such statements we urge you to specifically consider various factors identified in this prospectus supplement, including the matters set forth under the heading “Risk Factors” on page S-3 and the risk factors incorporated by reference into this prospectus supplement as described in that section, and in the documents we may incorporate into this prospectus supplement by reference, any of which could cause actual results to differ materially from those indicated by such forward-looking statements. Forward-looking statements speak only as of the date of this prospectus supplement and we undertake no obligation to publicly update any forward-looking statements to reflect new information, events or circumstances after the date of this prospectus supplement.

These forward-looking statements reflect our current views with respect to future events and are based on our currently available financial, economic and competitive data and on current business plans. Such forward-looking statements are not guarantees of performance and our actual results could differ materially from those contained in such statements. We may not actually achieve the plans, intentions or expectations disclosed in these forward-looking statements and you should not place undue reliance on our forward-looking statements. Actual events or results may differ materially depending on risks and uncertainties that may affect our operations, markets, services, prices and other factors. Factors that could cause or contribute to such differences include, but are not limited to: our ability to maintain and increase sales volumes of our products; our ability to continue to aggressively control costs and operating expenses; our ability to achieve the intended cost savings and maintain quality with our manufacturing partner; our ability to generate cash from operations; the ability of our suppliers to provide an adequate supply of components for our products at prices consistent with historical prices; our ability to raise outside capital and to repay our debt as it comes due; our ability to introduce new competitive products and the degree of market acceptance of such new products; the timing and market acceptance of new products introduced by our competitors; our ability to maintain strong relationships with branded channel partners; our ability to regain compliance with the continued listing requirements of, and thereby maintain the listing of our common stock on, the NASDAQ Capital Market; customers’, suppliers’ and creditors’ perceptions of our continued viability; rescheduling or cancellation of customer orders; loss of a major customer; our ability to enforce our intellectual property rights and protect our intellectual property; general competition and price measures in the market place; unexpected shortages of critical components; worldwide information technology spending levels; and general economic conditions.

We intend that all forward-looking statements made will be subject to safe harbor protection of the federal securities laws pursuant to Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Exchange Act. Except as required by law, we do not undertake any responsibility to update these forward-looking statements to take into account events or circumstances that occur after the date of this prospectus supplement. Additionally, we do not undertake any responsibility to update you on the occurrence of any unanticipated events which may cause actual results to differ from those expressed or implied by these forward-looking statements.

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SUMMARY

This summary highlights important features of this offering and the information included or incorporated by reference in this prospectus supplement. This summary does not contain all of the information that you should consider before making a future investment decision with respect to our common stock. You should read both this prospectus supplement and the accompanying prospectus carefully, including the “Risk Factors,” together with any documents incorporated by reference before investing in our common stock in this offering. In this prospectus supplement and the accompanying prospectus, unless otherwise indicated or the context otherwise requires, references to “Overland,” “we,” “company,” “us,” or “our” refer to Overland Storage, Inc. and its consolidated subsidiaries.

Our Company

We are a trusted global provider of unified data management and data protection solutions designed to enable small and medium enterprises, or SMEs, distributed enterprises, and small and medium businesses, or SMBs, to anticipate and respond to data storage requirements. Whether an organization’s data is locally or globally based, our solutions consolidate and protect data for easy and cost-effective management of different tiers of information. We enable companies to expend fewer resources on information technology, or IT, allowing them to focus on being more responsive to the needs of their customers.

We develop and deliver a comprehensive solution set of award-winning products and services for storing data throughout the organization and during the entire data lifecycle. Our SnapScale™ clustered network attached storage, or NAS products, allow customers to scale-out in capacity and performance as their storage needs grow. Our SnapServer® products are unified NAS servers that integrate into businesses requiring simple. expandable block and file storage. Our SnapSAN® products are storage area network, or SAN, arrays designed to ensure primary and secondary data is accessible and protected regardless of its location. Our SnapScale™, SnapServer® and SnapSAN® solutions are available with backup, replication and mirroring software in highly scalable configurations. These solutions provide simplified disk-based data protection and maximum flexibility to protect mission critical data for both continuous local backup and remote disaster recovery. Our NEO SERIES® and REO SERIES® libraries are tape and virtual tape solutions designed to meet the need for cost-effective, reliable data storage for long-term archiving and compliance requirements.

Our approach emphasizes long-term investment protection for our customers and reduces the complexities and ongoing costs associated with storage management. Moreover, most of our products are designed with a scalable architecture which enables companies to purchase additional storage as needed, on a just-in-time basis, and make it available instantly without downtime.

End users of our products include SMEs, SMBs, distributed enterprise companies such as divisions and operating units of large multi-national corporations, governmental organizations, and educational institutions. Our products are used in a broad range of industries including financial services, video surveillance, healthcare, retail, manufacturing, telecommunications, broadcasting, research and development, and many others.

We generate the majority of our revenue from sales of our data protection products. The balance of our revenue is provided by selling maintenance contracts and rendering related services. The majority of our sales are generated from sales of our branded products through a worldwide channel, which includes systems integrators and VARs.

Corporate Information

We were incorporated in California in 1980 as Overland Data, Inc., and changed our name to Overland Storage, Inc. in 2002. Our principal executive offices are located at 9112 Spectrum Center Boulevard, San Diego, California 92123 and our main telephone number is (858) 571-5555. Our internet address is www.overlandstorage.com. Except for the documents referred to under “Where You Can Find Additional Information,” which are specifically incorporated by reference into this prospectus supplement, information contained on our website or that can be accessed through our website does not constitute a part of this prospectus supplement. We have included our website address only as an interactive textual reference and do not intend it to be an active link to our website.

Recent Developments

On November 9, 2012, Shmuel Shottan resigned from our Board of Directors. Mr. Shottan did not advise us of any disagreement on any matter relating to our operations, policies or practices. On November 13, 2012, our Board of Directors, upon the recommendation of our Nominating and Governance Committee, appointed Vivekanand Mahadevan to fill one of the vacancies on our Board of Directors. In addition, Mr. Mahadevan was appointed to the Audit Committee of our Board of Directors. On February 11, 2013, Nora Denzel resigned from our Board of Directors citing the demands of her other obligations. Ms. Denzel did not advise us of any disagreement on any matter relating to our operations, policies or practices.

In October 2012, we released our SnapScale X2™, a clustered NAS solution that enables organizations with rapid or unpredictable data growth to scale capacity and performance without adding management complexity. This addition to our current product portfolio expands our total addressable market in the growing Scale-Out NAS market.

On February 13, 2013, we completed a private placement of $13.25 million convertible promissory notes, or the Notes. The Notes are scheduled to mature in February 2017 and bear interest at a rate of 8% per annum payable semi-annually. We may, subject to certain limitations, pay interest in cash or in shares of common stock, at our option beginning the quarter ending June 30, 2013. The Notes are convertible into shares of common stock at an initial conversion price of $1.30 per share. We have also granted certain registration rights to the Note purchasers. The Notes are secured by a pledge of 65% of the stock of each of our foreign subsidiaries. We intend to use the net proceeds from the Notes offering for general corporate purposes, which may include, among others, working capital. In connection with the private placement of convertible promissory notes described above, we have agreed to dismiss the lawsuit against the Tandberg entities.

THE OFFERING

Securities being offered:	1,020,409 shares of common stock.

Offering price:	$0.98 per share of common stock.

Minimum number of securities to be sold in this offering:	None.

Common stock outstanding before this offering:	28,406,782(1)

Common stock to be outstanding after this offering:	29,427,191(1)

Use of proceeds:	We intend to use the net proceeds from this offering for general corporate purposes, including, among others, working capital. We have no current agreements or commitments with respect to any acquisitions and we can provide no assurance that we will enter into any such agreements or commitments.

Market for common stock:	Our common stock is quoted on The NASDAQ Capital Market under the symbol “OVRL.” On February 12, 2013, the last reported sale price of our common stock on The NASDAQ Capital Market was $0.98.

Risk factors:	See “Risk Factors” beginning on page S-3 and the risk factors incorporated by reference in this prospectus supplement and the accompanying prospectus as described in that section to read about factors you should consider before investing in our securities.

(1)	Excludes up to up to 12,636,755 shares of common stock issuable upon the exercise of outstanding warrants, 3,797,754 shares of common stock reserved for issuance upon the exercise of options granted or available under our equity compensation plans, and 3,497,371 shares of common stock issuable from time to time after this offering upon the vesting of restricted stock units outstanding, in each case as of February 8, 2013.
(2)	Assuming all of the shares of common stock being offered are sold in this offering.

RISK FACTORS

An investment in our common stock involves a high degree of risk. In addition to the other information included in this prospectus supplement, you should carefully consider each of the following risk factors, the risk factors contained in the accompanying prospectus and those set forth in our most recent Annual Report on Form 10-K and in our most recent Quarterly Report on Form 10-Q on file with the SEC, which are incorporated by reference in this prospectus supplement. Before making an investment decision, you should carefully consider these risks, as well as other information we include or incorporate by reference in this prospectus supplement and the accompanying prospectus. The risks and uncertainties not presently known to us or that we currently deem immaterial may also materially harm our business, operating results and financial condition and could result in a complete loss of your investment.

Risks Related to Our Business

If our common stock is delisted from The NASDAQ Capital Market, our business, financial condition, results of operations and stock price could be adversely affected, and the liquidity of our common stock and our ability to obtain financing could be impaired.

On January 2, 2013, we received a notice from The NASDAQ Stock Market LLC stating that for the last 30 consecutive business days our common stock had not maintained a minimum market value of listed securities, or MVLS, of $35 million as required for continued listing on The NASDAQ Capital Market under NASDAQ Listing Rule 5550(b)(2). In accordance with Listing Rule 5810 (c)(3)(C), we have 180 calendar days, or until July 1, 2013, to regain compliance with the MVLS requirement. To regain compliance, the MVLS of our common stock must be $35 million or more for a minimum of ten consecutive business days ending no later than July 1, 2013. No assurance can be given that we will regain compliance during that period. If we do not regain compliance by July 1, 2013, the NASDAQ staff will provide us with written notification that our common stock is subject to delisting. At that time, we may appeal the delisting determination to a NASDAQ Listing Qualifications Panel. Any delisting of our common stock from the NASDAQ Capital Market could adversely affect our ability to attract new investors, decrease the liquidity of our outstanding shares of common stock, reduce our flexibility to raise additional capital, reduce the price at which our common stock trades and increase the transaction costs inherent in trading such shares with overall negative effects for our shareholders. In addition, delisting of our common stock could deter broker-dealers from making a market in or otherwise seeking or generating interest in our common stock, and might deter certain institutions and persons from investing in our securities at all. For these reasons and others, delisting could adversely affect our business, financial condition and results of operations.

Risks Related to this Offering

Our stock price has been volatile and your investment in our common stock could decrease in value.

There has been significant volatility in the market price and trading volume of equity securities, in general, and in our stock price, specifically. Our specific performance as well as broad market fluctuations may negatively affect the market price of our common stock. You may not be able to resell your shares of common stock at or above the price you pay for those shares. Factors that could affect our market price include, among others:

•	actual or anticipated fluctuations in our operating results or future prospects;

•	our announcements or our competitors’ announcements of new products;

•	public reaction to our press releases, our other public announcements and our filings with the SEC;

•	actual or anticipated fluctuations in our operating results or future prospects;

•	strategic actions by us or our competitors;

•	changes in financial markets or general economic conditions;

•	our ability to raise additional capital as needed;

•	developments regarding our patents or proprietary rights or those of our competitors; and

•	changes in stock market analyst recommendations or earnings estimates regarding our common stock, other comparable companies or our industry generally.

Future sales of our securities could adversely affect the market price of our common stock and our future capital-raising activities could involve the issuance of equity securities, which would dilute your investment and could result in a decline in the trading price of our common stock.

We may sell securities in the public or private equity markets if and when conditions are favorable, even if we do not have an immediate need for additional capital at that time. Sales of substantial amounts of shares of our common stock, or the perception that such sales could occur, could adversely affect the prevailing market price of shares of common stock and our ability to raise capital. We may issue additional shares of common stock in future financing transactions or as incentive compensation for our executive management and other key personnel, consultants and advisors. Issuing any equity securities would be dilutive to the equity interests represented by our then-outstanding shares of common stock. The market price for our common stock could decrease as the market takes into account the dilutive effect of any of these issuances.

The Initial Purchaser in this offering will experience immediate and substantial dilution.

The public offering price of the common stock offered pursuant to this prospectus supplement is higher than the net tangible book value per share of our common stock. Therefore, if you purchase shares of common stock in this offering, you will incur immediate and substantial dilution in the pro forma net tangible book value per share of common stock from the price per share that you pay for the common stock. In addition, you will experience dilution when we issue additional shares of common stock that we are permitted or required to issue under outstanding options and warrants and under our stock option plan or other compensation plans. Further, the Notes we are issuing concurrently with this offering include interest payments we must make in cash or, at our election, in shares of our common stock. Also, the notes are convertible. Any issuance of common stock in satisfaction of our interest obligations or as a result of the conversion of the Notes will cause dilution to existing stockholders, including any purchaser of shares in this offering.

We have pledged substantially all of our assets to our lenders.

We have existing obligations outstanding to Silicon Valley Bank in the amount of $3.5 million. Further, we are incurring $13.25 million in debt in connection with this offering. If we fail to repay our lenders when our obligations are due, our lenders may foreclose on our assets, which could result in a complete loss of investment for our shareholders.

We have never paid cash dividends on our common stock and do not expect to pay cash dividends on our common stock for the foreseeable future.

We have never paid cash dividends on our common stock and do not anticipate that any cash dividends will be paid on shares of our common stock for the foreseeable future. The payment of any cash dividend by us will be at the discretion of our board of directors and will depend on, among other things, our earnings, capital, regulatory requirements and financial condition.

As a result of this offering, the exercise price of certain outstanding warrants will be reduced, which will result in our company receiving less proceeds from the exercise of those warrants, if any.

As a result of this offering, the exercise price of our outstanding warrants currently exercisable to purchase up to an aggregate of 8,368,135 shares of common stock at a current exercise of price $1.967 per share will be adjusted downward, and the number of shares issuable upon exercise of such warrants will be correspondingly increased. As a result, we will receive less proceeds from the exercise of those warrants, if any.

We have not determined a specific use of the net proceeds from this offering. Our management team will have broad discretion over the use of the net proceeds from this offering.

We have not determined a specific use of the net proceeds from this offering. Our management will use its discretion to direct the net proceeds from this offering. We intend to use the net proceeds from the sale of our common stock offered by this prospectus supplement for general corporate purposes, including, among others, working capital. Our management’s judgments may not result in positive returns on your investment and you will not have an opportunity to evaluate the economic, financial or other information upon which our management bases its decisions. Our failure to apply these funds effectively could adversely affect our business, financial condition and results of operations.

USE OF PROCEEDS

We estimate that the net proceeds from this offering, after deducting our estimated offering expenses and after deducting commissions payable to Roth Capital Partners, LLC, our placement agent, will be approximately $892,000.

We intend to use the net proceeds from the sale of common stock for general corporate purposes, including, among others, working capital.

DETERMINATION OF OFFERING PRICE

The offering price for the shares of common stock was established through discussions between us and the Initial Purchaser, and with reference to the closing price of our shares on February 12, 2013 and does not necessarily relate to our asset value, net worth or other established criteria value.

DILUTION

If you invest in our common stock, you will experience dilution to the extent of the difference between the public offering price per share you pay in this offering and the net tangible book value per share immediately after this offering. Net tangible book value per share represents the amount of our total tangible assets reduced by our total liabilities. Our net tangible book value as of December 31, 2012 was approximately $(3.93) million, or $(0.14) per share of common stock. After giving effect to the sale of 1,020,409 shares of common stock by us, and after deducting the estimated offering expenses paid by us, our pro forma net tangible book value as of December 31, 2012, would have been $(3.04) million, or $(0.10) per share of common stock. This represents an immediate increase in pro forma net tangible book value to existing shareholders of $0.04 per share and an immediate dilution to the Initial Purchaser in this offering of $1.08 per share.

The following table illustrates the estimated per share dilution:

Public offering price per share of common stock	$0.98
Net tangible book value per share of common stock as of December 31, 2012	$(0.14)
Increase per share attributable to the Initial Purchaser this offering	$0.04
Pro forma net tangible book value per share of common stock after this offering	$(0.10)
Dilution in net tangible book value per share to the Initial Purchaser in this offering	$1.08

The exercise of outstanding options having an exercise price less than the public offering price will increase dilution to new investors.

The above discussion is based on 28,391,815 shares of common stock outstanding as of December 31, 2012 and excludes, up to 12,636,755 shares of common stock issuable upon the exercise of outstanding warrants, 3,786,620 shares of common stock reserved for issuance upon the exercise of options granted or available under our equity compensation plans, and 3,524,038 shares of common stock issuable from time to time after this offering upon the vesting of restricted stock units outstanding, in each case as of December 31, 2012. The above discussion also excludes the shares of common stock issuable upon conversion of the Notes and any shares of common stock that we may issue as payment of interest on the Notes.

DIVIDEND POLICY

We have never declared or paid any cash dividends on shares of common stock and do not currently anticipate declaring or paying cash dividends on shares of common stock in the foreseeable future. We currently intend to retain all of our future earnings, if any, to finance operations. Any future determination relating to our dividend policy will be made at the discretion of our board of directors and will depend on a number of factors, including future earnings, capital requirements, financial conditions, future prospects, contractual restrictions and other factors that our board of directors may deem relevant.

CONSOLIDATED CONDENSED FINANCIAL STATEMENTS (UNAUDITED)

OVERLAND STORAGE, INC.

CONSOLIDATED CONDENSED STATEMENTS OF OPERATIONS

(In thousands, except per share amounts)

	Three Months Ended		Six Months Ended
	December 31,		December 31,
	2012	2011	2012	2011
	(Unaudited)		(Unaudited)
Net revenue:
Product revenue	$7,782	$9,075	$14,421	$16,995
Service revenue	4,817	6,030	9,889	12,185

	12,599	15,105	24,310	29,180
Cost of product revenue	6,333	7,820	12,385	14,559
Cost of service revenue	1,669	2,263	3,385	5,012

Gross profit	4,597	5,022	8,540	9,609
Operating expenses:
Sales and marketing	4,353	4,073	8,478	8,538
Research and development	1,591	2,151	3,188	4,634
General and administrative	2,765	3,048	5,649	6,129

	8,709	9,272	17,315	19,301

Loss from operations	(4,112)	(4,250)	(8,775)	(9,692)
Other income (expense):
Interest income	—	—	3	—
Interest expense	(46)	(26)	(88)	(35)
Other income (expense), net	(47)	(8)	(159)	207

Loss before income taxes	(4,205)	(4,284)	(9,019)	(9,520)
Provision for income taxes	68	8	117	127

Net loss	$(4,273)	$(4,292)	$(9,136)	$(9,647)

Net loss per share:
Basic and diluted	$(0.15)	$(0.18)	$(0.33)	$(0.42)

Shares used in computing net loss per share:
Basic and diluted	28,339	23,382	28,108	23,219

See accompanying notes to consolidated condensed financial statements.

OVERLAND STORAGE, INC.

CONSOLIDATED CONDENSED STATEMENTS OF COMPREHENSIVE LOSS

(In thousands)

	Three Months Ended		Six Months Ended
	December 31,		December 31,
	2012	2011	2012	2011
	(Unaudited)		(Unaudited)
Net loss	$(4,273)	$(4,292)	$(9,136)	$(9,647)
Other comprehensive income (loss):
Foreign currency translation	25	(41)	119	(200)

Comprehensive loss	$(4,248)	$(4,333)	$(9,017)	$(9,847)

See accompanying notes to consolidated condensed financial statements.

OVERLAND STORAGE, INC.

CONSOLIDATED CONDENSED BALANCE SHEETS

(In thousands)

	December 31, 2012	June 30, 2012
	(Unaudited)
Assets
Current assets:
Cash and cash equivalents	$3,163	$10,522
Accounts receivable, net of allowance for doubtful accounts of $153 and $222, as of December 31, 2012 and June 30, 2012, respectively	7,669	9,193
Inventories	10,375	10,658
Other current assets	2,886	3,779

Total current assets	24,093	34,152
Property and equipment, net	1,875	1,446
Intangible assets, net	1,001	1,349
Other assets	1,341	1,313

Total assets	$28,310	$38,260

Liabilities and Shareholders’ Equity (Deficit)
Current liabilities:
Accounts payable	$5,636	$7,012
Accrued liabilities	14,506	15,341
Accrued payroll and employee compensation	1,878	2,948
Income taxes payable	267	172
Accrued warranty	1,041	1,286
Debt	3,500	—

Total current liabilities	26,828	26,759
Long-term debt	—	3,500
Other long-term liabilities	4,408	4,960

Total liabilities	31,236	35,219
Commitments and contingencies
Shareholders’ equity (deficit):
Preferred stock, no par value, 1,000 shares authorized; no shares issued and outstanding as of December 31, 2012 and June 30, 2012	—	—
Common stock, no par value, 90,200 shares authorized; 28,392 and 27,737 shares issued and outstanding as of December 31, 2012 and June 30, 2012, respectively	119,731	116,682
Accumulated other comprehensive loss	(798)	(918)
Accumulated deficit	(121,859)	(112,723)

Total shareholders’ equity (deficit)	(2,926)	3,041

Total liabilities and shareholders’ equity (deficit)	$28,310	$38,260

See accompanying notes to consolidated condensed financial statements.

OVERLAND STORAGE, INC.

CONSOLIDATED CONDENSED STATEMENTS OF CASH FLOWS

(In thousands)

	Six Months Ended
	December 31,
	2012	2011
	(Unaudited)
Operating activities:
Net loss	$(9,136)	$(9,647)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	593	730
Share-based compensation	2,504	2,791
Changes in operating assets and liabilities:
Accounts receivable	1,523	1,495
Inventories	283	(1,012)
Accounts payable and accrued liabilities	(2,480)	553
Accrued payroll and employee compensation	(255)	(143)
Other assets and liabilities, net	561	(121)

Net cash used in operating activities	(6,407)	(5,354)
Investing activities:
Purchase of fixed assets	(672)	(352)

Net cash used in investing activities	(672)	(352)
Financing activities:
Payment for restricted stock tax liability on net settlement	(429)	(431)
Proceeds from exercise of outstanding warrants	—	138
Proceeds from exercise of stock options and ESPP purchases	145	59
Proceeds from borrowings, net	—	3,500

Net cash (used in) provided by financing activities	(284)	3,266
Effect of exchange rate changes on cash	4	(17)

Net decrease in cash and cash equivalents	(7,359)	(2,457)
Cash and cash equivalents, beginning of period	10,522	10,168

Cash and cash equivalents, end of period	$3,163	$7,711

Non-cash activities — Equity award fair value adjustment to liability	$(829)	$(213)

See accompanying notes to consolidated condensed financial statements.

NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS (UNAUDITED)

NOTE 1 — BASIS OF PRESENTATION

Financial Statement Preparation

The accompanying interim unaudited consolidated condensed financial statements of Overland Storage, Inc. and its subsidiaries, or for purposes of this section of this prospectus supplement, the Company, should be read in conjunction with the audited consolidated financial statements included in the Company’s annual report on Form 10-K for the fiscal year ended June 30, 2012. The accompanying consolidated condensed financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP. These condensed statements do not include all of the information and disclosures required by GAAP for complete financial statements. In the opinion of management, the unaudited financial information for the interim periods presented reflects all adjustments, which are normal and recurring, necessary for a fair statement of the Company’s consolidated condensed results of operations, comprehensive loss, financial position and cash flows as of December 31, 2012 and for all periods presented. The results reported in these consolidated condensed financial statements for the three and six months ended December 31, 2012 are not necessarily indicative of the results that may be expected for the full fiscal year.

The Company operates its business in one operating segment.

The Company operates and reports using a 52-53 week fiscal year with each year ending on the Sunday closest to June 30. For ease of presentation, the Company’s last fiscal year is considered to have ended June 30, 2012 and the Company’s second quarter of fiscal 2013 is considered to have ended December 31, 2012. For example, references to the quarter ended December 31, 2012, the three months ended December 31, 2012, or the second quarter of fiscal 2013 refer to the fiscal quarter ended December 30, 2012. References to the first half of fiscal 2013 and the six months ended December 31, 2012 refer to the fiscal period ended December 30, 2012. The second quarter of fiscal 2013 and 2012 each included 13 weeks.

The Company has incurred losses since fiscal 2006 and negative cash flows from operating activities since fiscal 2007. As of December 31, 2012, the Company had an accumulated deficit of $121.9 million. During the first half of fiscal 2013, the Company incurred a net loss of $9.1 million. Through the fourth quarter of fiscal 2013, the Company expects to incur a net loss as it continues to change its business model and improve operational efficiencies.

The Company has projected its cash on hand and available borrowings under its credit facility, combined with issuing new debt or equity securities, will be sufficient to allow the Company to continue operations for the next 12 months. Significant changes from the Company’s current forecast, including but not limited to: (i) shortfalls from projected sales levels, (ii) unexpected increases in product costs, (iii) increases in operating costs, and/or (iv) changes in the historical timing of collecting accounts receivable could have a material adverse impact on the Company’s liquidity. This could force the Company to make further reductions in spending, extend payment terms with suppliers, liquidate assets where possible, and/or suspend or curtail planned programs. Any of these actions could materially harm the Company’s business, results of operations and future prospects.

On February 13, 2013, the Company completed a private placement of $13.25 million convertible promissory notes, or the Notes. The Notes are scheduled to mature in February 2017 and bear interest at a rate of 8% per annum payable semi-annually. The Company may, subject to certain limitations, pay interest in cash or in shares of common stock, at the Company’s option beginning the quarter ending June 30, 2013. The Notes are convertible into shares of common stock at an initial conversion price of $1.30 per share. The Company has also granted certain registration rights to the Note purchasers. The Notes are secured by a pledge of 65% of the stock of each of the Company’s foreign subsidiaries.

The Company’s recurring losses and negative cash flows from operations raise substantial doubt about its ability to continue as a going concern. The accompanying consolidated condensed financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.

Principles of Consolidation

The accompanying consolidated condensed financial statements include the accounts of the Company and its wholly-owned subsidiaries, Overland Storage (Europe) Ltd., Overland Storage SARL, and Overland Storage GmbH. All significant intercompany accounts and transactions have been eliminated in consolidation.

Fair Value of Financial Instruments

Financial instruments including cash and cash equivalents, accounts receivable, accounts payable, and accrued liabilities are carried at cost, which management believes approximates fair value because of the short-term maturity of these instruments. The carrying amount of the Company’s borrowings under its credit facility approximates its fair value as the interest rate of the credit facility is substantially comparable to rates offered for similar debt instruments.

NOTE 2 — COMPOSITION OF CERTAIN FINANCIAL STATEMENT CAPTIONS

The following table summarizes inventories (in thousands):

	December 31, 2012	June 30, 2012
Raw materials	$3,249	$3,661
Work in process	1,389	1,519
Finished goods	5,737	5,478

	$10,375	$10,658

The following table summarizes other current assets (in thousands):

	December 31, 2012	June 30, 2012
Prepaid third-party service contracts	$1,949	$2,694
Prepaid insurance and services	415	395
VAT receivable	324	268
Short-term deposits	163	361
Other	35	61

	$2,886	$3,779

The following table summarizes other assets (in thousands):

	December 31, 2012	June 30, 2012
Deferred cost – service contracts	$1,213	$1,186
Other	128	127

	$1,341	$1,313

The following table summarizes accrued liabilities (in thousands):

	December 31, 2012	June 30, 2012
Deferred revenue – service contracts	$7,990	$8,613
Accrued expenses	3,875	4,156
Third-party service contracts payable	2,332	2,085
Deferred revenue – distributors	309	487

	$14,506	$15,341

The following table summarizes other long-term liabilities (in thousands):

	December 31, 2012	June 30, 2012
Deferred revenue – service contracts	$3,259	$3,569
Deferred rent	993	1,203
Third-party service contracts payable	153	185
Other	3	3

	$4,408	$4,960

NOTE 3 — NET LOSS PER SHARE

Basic net loss per share is computed by dividing net loss applicable to common shareholders by the weighted-average number of shares of common stock outstanding during the period. Diluted net loss per share is computed based on the weighted-average number of shares of common stock outstanding during the period increased by the weighted-average number of dilutive common stock equivalents outstanding during the period, using the treasury stock method. For all periods presented, there is no difference in the number of shares used to calculate basic and diluted shares outstanding due to the Company’s net loss position.

Anti-dilutive common stock equivalents excluded from the computation of diluted net loss per share were as follows (in thousands):

	Three Months Ended		Six Months Ended
	December 31,		December 31,
	2012	2011	2012	2011
Restricted stock not yet vested and released	3,524	3,751	3,524	3,751
Options outstanding and ESPP share purchase rights	1,706	1,031	1,441	1,052
Common stock purchase warrants	12,637	12,649	12,637	12,649

NOTE 4 — INCOME TAXES

The Company recognizes the impact of an uncertain income tax position on its income tax return at the largest amount that is more-likely-than-not to be sustained upon audit by the relevant taxing authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. The Company recognizes interest and penalties related to unrecognized tax benefits in its provision for income taxes. The Company had no material accrual for interest and penalties on its consolidated condensed balance sheet at December 31, 2012 and June 30, 2012, and recognized no interest or penalties in the consolidated condensed statement of operations for the six months ended December 31, 2012 and 2011.

The Company is subject to federal and state taxation in the United States and also in certain foreign tax jurisdictions. The Company’s tax returns for fiscal 2009 and thereafter are subject to examination by the U.S. federal tax authorities and the Company’s tax returns for fiscal 2008 and thereafter are subject to examination by state tax authorities.

The Company’s ability to use its net operating loss and research and development credit carryforwards may be substantially limited due to ownership change limitations that may have occurred or that could occur in the future, as required by Section 382 of the Internal Revenue Code of 1986, as amended, or the IRC, as well as similar state provisions. The Company has not completed a study to assess whether an ownership change has occurred or whether there have been multiple ownership changes since the Company became a “loss corporation” under the definition of Section 382 of the IRC. Due to the existence of the valuation allowance, it is not expected that any possible limitation will have an impact on the results of operations or financial position of the Company.

NOTE 5 — COMMITMENTS AND CONTINGENCIES

Warranty and Extended Warranty

The Company records a provision for estimated future warranty costs for both return-to-factory and on-site warranties. If future actual costs to repair were to differ significantly from estimates, the impact of these unforeseen costs or cost reductions would be recorded in subsequent periods.

Separately priced extended on-site warranties and service contracts are offered for sale to customers on all product lines. The Company contracts with third-party service providers to provide service relating to on-site warranties and service contracts. Extended warranty and service contract revenue and amounts paid in advance to outside service organizations are deferred and recognized as service revenue and cost of service, respectively, over the period of the service agreement. The Company had $3.2 million and $3.9 million in deferred costs related to deferred service revenue at December 31, 2012 and June 30, 2012, respectively. In addition, the Company had $0.3 million and $0.4 million in deferred software revenue at December 31, 2012 and June 30, 2012, respectively, which is not included in the table below.

Changes in the liability for product warranty and deferred revenue associated with extended warranties and service contracts were as follows (in thousands):

	Product Warranty	Deferred Revenue
Liability at June 30, 2012	$1,286	$11,739
Settlements made during the period	(201)	(6,939)
Change in liability for warranties issued during the period	189	6,193
Change in liability for preexisting warranties	(233)	—

Liability at December 31, 2012	$1,041	$10,993

Litigation

From time to time, the Company may be involved in various lawsuits, legal proceedings or claims that arise in the ordinary course of business. Management does not believe any legal proceedings or claims pending at December 31, 2012 will have, individually or in the aggregate, a material adverse effect on its business, liquidity, financial position or results of operations. Litigation, however, is subject to inherent uncertainties, and an adverse result in these or other matters may arise from time to time that may harm the Company’s business.

In August 2010, the Company filed a patent infringement lawsuit in the United States District Court for the Southern District of California against BDT AG, BDT Products, Inc. and BDT-Solutions GmbH. In October 2010, the Company filed an amended complaint for patent infringement in that court naming the following defendants: BDT AG; BDT Products, Inc.; BDT-Solutions GmbH & Co. KG; BDT Automation Technology (Zhuhai FTZ) Co., Ltd.; BDT de México, S. de R.L. de C.V.; Dell; and IBM. Also in October 2010, the Company filed a complaint for patent infringement with the United States International Trade Commission, or the ITC, against the same defendants. Both lawsuits claim infringement of two of the Company’s United States patents, Nos. 6,328,766 and 6,353,581. The complaints broadly claimed infringement by BDT’s products, and they specifically identify BDT’s FlexStor II® product line as infringing the Company’s patents. The complaints also claimed infringement by Dell Inc. and IBM products that are manufactured by BDT based on the FlexStor II®. The Southern District of California case has been stayed to allow the ITC case to move forward first. The ITC instituted the case on November 18, 2010 (Investigation No. 337-TA-746). The trial for such case began on August 29, 2011 and ended on September 7, 2011.

In November 2011, the Company entered into a multi-year settlement and cross-licensing agreement with IBM pursuant to which the Company released all claims it had against IBM and Dell in connection with the patent infringement lawsuits the Company had filed in the United States District Court for the Southern District of California and at the ITC against BDT AG and certain of its affiliates, Dell and IBM. However, the Company’s infringement case against BDT AG and its affiliates continues and in June 2012, the Chief Administrative Law Judge of the ITC issued a public notice of the Initial Determination affirming that both of the Company’s asserted patents are valid, but that BDT did not violate Section 337 of the Tariff Act of 1930.

In July 2012, the ITC released the public version of the Initial Determination, which found that the six asserted claims of U.S. Patent No. 6,328,766 are valid. The Initial Determination found no infringement of United States Patent No. 6,353,581, but concluded the asserted claims of the patent were valid. The Company petitioned the full Commission of the ITC for a review of some of the Initial Determination findings. In November 2012, the full

Commission issued an opinion that did not revisit the Chief Administrative Law Judge’s conclusion that BDT’s customers directly infringe every asserted claim of U.S. Patent No. 6,328,766, and affirmed the validity of the asserted claims of U.S. Patent No. 6,353,581. The Commission remanded certain aspects of the Chief Administrative Law Judge’s validity findings for U.S. Patent No. 6,328,766, but all claims asserted by the Company against BDT remain valid. In December 2012, the Commission granted the Company a petition for reconsideration and further remanded the determination of whether BDT directly or indirectly infringes certain claims of U.S. Patent No. 6,353,581 to the Chief Administrative Law Judge.

In June 2012, the Company filed five additional patent infringement lawsuits in the United States District Court for the Southern District of California against seven companies. In these lawsuits the Company has asserted claims of infringement on one or both of the following United States Patent Nos. owned by the Company: 6,328,766 and 6,353,581, against the following defendants: Quantum Corporation, based in San Jose, California; Spectra Logic Corporation, based in Boulder, Colorado; PivotStor, Inc., based in Irvine, California; Qualstar Corporation, based in Simi Valley, California; Tandberg Data GmbH, based in Germany; Tandberg Data Corp., based in Westminster, Colorado; and Venture Corporation Limited, based in Singapore.

In August 2012, Quantum Corporation filed counterclaims against the Company in the United States District Court for the Southern District of California action, alleging trademark infringement and unfair competition claims, and infringement of United States Patent Nos. 5,491,812, 6,542,787, 6,498,771 and 5,925,119 by the Company’s products. Quantum is seeking monetary damages from the Company and injunctive relief.

NOTE 6 — INTANGIBLE ASSETS

Intangible assets, net, primarily consist of customer contracts and trade names acquired in the June 2008 acquisition of SnapServer, which have been assigned an estimated useful life of six years. The intangible assets are being amortized on a straight-line basis over their estimated useful lives.

The following table summarizes intangible assets (in thousands):

	December 31, 2012	June 30, 2012
Acquired technology	$1,928	$1,928
Customer contracts and trade names	3,853	3,853

	5,781	5,781
Less: Accumulated amortization	(4,780)	(4,432)

	$1,001	$1,349

Amortization expense of intangible assets was $0.2 million and $0.3 million during the second quarter of fiscal 2013 and 2012, respectively. Amortization expense of intangible assets was $0.3 million and $0.6 million during the first half of fiscal 2013 and 2012, respectively. Estimated amortization expense for intangible assets during the remainder of fiscal 2013 is $0.3 million and $0.7 million in fiscal 2014.

NOTE 7 — EQUITY

During the first half of fiscal 2013, the Company issued 562,124 shares of common stock in conjunction with vested restricted stock units. The restricted stock unit holders surrendered 242,514 restricted stock units to pay for minimum withholding taxes totaling $0.4 million. During the first half of fiscal 2012, the Company issued 293,174 shares of common stock in conjunction with vested restricted stock units, and the restricted stock unit holders surrendered 169,826 restricted stock units to pay for minimum withholding taxes totaling $0.4 million. Options and restricted stock units to purchase approximately 5.4 million shares and 5.7 million shares of the Company’s common stock were outstanding as of December 31, 2012 and June 30, 2012, respectively.

Outside of 2009 Equity Incentive Plan

During the first half of fiscal 2013, the Company granted a restricted stock award to acquire 200,000 shares of common stock to an officer. This restricted stock award vests over three years.

Employee Stock Purchase Plan

During the first half of fiscal 2013 and 2012, the Company issued 64,890 and 607, respectively, shares of common stock purchased through the Company’s 2006 employee stock purchase plan.

Common Stock Exercises

During the first half of fiscal 2013 and 2012, the Company issued 27,751 and 48,417, respectively, shares of common stock upon exercise of outstanding stock options.

NOTE 8 — DEBT

In August 2011, the Company entered into a loan and security agreement, or credit facility, which allows for revolving cash borrowings up to $8.0 million. At December 31, 2012, the Company had $3.5 million outstanding on the credit facility, which was recorded as current debt, and remaining external borrowing capacity of $1.0 million. The proceeds of the credit facility may be used to fund the Company’s working capital and to fund its general business requirements. The obligations under the credit facility are secured by all assets of the Company. Borrowings under the credit facility bear interest at the prime rate (as defined in the credit facility) plus a margin of either 1.00% or 1.25%, depending on the Company’s liquidity coverage ratio. The Company is also obligated to pay other customary facility fees and arrangement fees for a credit facility of this size and type. The credit facility is scheduled to mature August 8, 2013. At December 31, 2012, the interest rate on the credit facility was 4.25%.

The credit facility requires the Company to comply with a liquidity coverage ratio and contains customary covenants, including covenants that limit or restrict the Company’s and its subsidiaries’ ability to incur liens and indebtedness, make certain types of payments, merge or consolidate, and make dispositions of assets. The credit facility specifies customary events of default (some of which are subject to applicable grace or cure periods), including, among other things, non-payment defaults, covenant defaults, cross-defaults to other material indebtedness, bankruptcy and insolvency defaults, and material judgment defaults. Upon the occurrence of an event of default under the credit facility, the lender may cease making loans, terminate the credit facility, and declare all amounts outstanding to be immediately due and deduct such amounts from the Company’s lockbox account on deposit with the bank. At December 31, 2012, the Company was in compliance with all covenants of the credit facility.

The credit facility is a revolving line of credit and borrowings and payments are presented on a net basis in the consolidated condensed statements of cash flows.

NOTE 9 — RECENT ACCOUNTING PRONOUNCEMENTS

From time to time, new accounting pronouncements are issued by the FASB that are adopted by the Company as of the specified effective date. If not discussed, the Company believes that the impact of recently issued standards, which are not yet effective, will not have a material impact on the Company’s consolidated financial statements upon adoption.

NOTE 10 — SUBSEQUENT EVENT

On February 13, 2013, the Company completed a private placement of $13.25 million convertible promissory notes, or the Notes. The Notes are scheduled to mature in February 2017 and bear interest at a rate of 8% per annum payable semi-annually. The Company may, subject to certain limitations, pay interest in cash or in shares of common stock, at the Company’s option beginning the quarter ending June 30, 2013. The Notes are convertible into shares of common stock at an initial conversion price of $1.30 per share. The Company has also granted certain registration rights to the Note purchasers. The Notes are secured by a pledge of 65% of the stock of each of the Company’s foreign subsidiaries. In connection with the private placement of convertible promissory notes described above, the Company has agreed to dismiss the lawsuit against the Tandberg entities.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions that are difficult to predict. Words and expressions reflecting optimism, satisfaction or disappointment with current prospects, as well as words such as “believes,” “hopes,” “intends,” “estimates,” “expects,” “projects,” “plans,” “anticipates” and variations thereof, or the use of future tense, identify forward-looking statements, but their absence does not mean that a statement is not forward-looking. Such forward-looking statements are not guarantees of performance and our actual results could differ materially from those contained in such statements. Factors that could cause or contribute to such differences include, but are not limited to: our ability to maintain and increase sales volumes of our products; our ability to continue to aggressively control costs and operating expenses; our ability to achieve the intended cost savings and maintain quality with our manufacturing partner; our ability to generate cash from operations; the ability of our suppliers to provide an adequate supply of components for our products at prices consistent with historical prices; our ability to raise outside capital and to repay our debt as it comes due; our ability to introduce new competitive products and the degree of market acceptance of such new products; the timing and market acceptance of new products introduced by our competitors; our ability to maintain strong relationships with branded channel partners; our ability to regain compliance with the continued listing requirements of, and thereby maintain the listing of our common stock on The NASDAQ Capital Market; customers’, suppliers’ and creditors’ perceptions of our continued viability; rescheduling or cancellation of customer orders; loss of a major customer; our ability to enforce our intellectual property rights and protect our intellectual property; general competition and price measures in the market place; unexpected shortages of critical components; worldwide information technology spending levels; and general economic conditions. In evaluating such statements we urge you to specifically consider various factors identified in this prospectus supplement, including the risk factors set forth under the heading “Risk Factors” in on page S-3 of this prospectus supplement, the risk factors contained in the accompanying prospectus and those set forth in our most recent Annual Report on Form 10-K and in our most recent Quarterly Report on Form 10-Q on file with the SEC, which are incorporated by reference in this prospectus supplement.

Overview

This overview discusses matters on which our management primarily focuses in evaluating our financial position and operating performance.

Generation of revenue. We generate the majority of our revenue from sales of our data protection products. The balance of our revenue is provided by selling maintenance contracts and rendering related services. The majority of our sales are generated from sales of our branded products through a worldwide channel, which includes systems integrators and VARs.

We reported net revenue of $12.6 million for the second quarter of fiscal 2013, compared with $15.1 million for the second quarter of fiscal 2012. We reported net revenue of $24.3 million for the first half of fiscal 2013, compared with $29.2 million for the first half of fiscal 2012. The decline in net revenue resulted in a net loss of $4.3 million, or $0.15 per share, for the second quarter of fiscal 2013 compared with a net loss of $4.3 million, or $0.18 per share, for the second quarter of fiscal 2012. The decline in net revenue resulted in a net loss of $9.1 million, or $0.33 per share, for the first half of fiscal 2013 compared with a net loss of $9.6 million, or $0.42 per share, for the first half of fiscal 2012.

Intellectual property rights. In August and October 2010, we filed patent infringement lawsuits in the United States District Court for the Southern District of California and United States International Trade Commission, or the ITC, respectively, against various parties. Both lawsuits claim infringement of two of our United States patents, Nos. 6,328,766 and 6,353,581.

In November 2011, we entered into a multi-year settlement and cross-licensing agreement with IBM pursuant to which we released all claims we had against Dell and IBM in the United States District Court for the Southern District of California and at the ITC. However, our infringement case against BDT AG and its affiliates continues.

In July 2012, the ITC released the public version of the Initial Determination, which finds that the six asserted claims of U.S. Patent No. 6,328,766 are valid. The Initial Determination found no infringement of United States Patent No. 6,353,581, but concluded the asserted claims of the patent were valid. We petitioned the full Commission of the ITC for a review of some of the Initial Determination findings. See “Item 1. Legal Proceedings” in our most recent Annual Report on Form 10-K and in our most recent Quarterly Report on Form 10-Q on file with the SEC, which are incorporated by reference in this prospectus supplement, for additional information on the patent litigation lawsuits.

In June 2012, we filed five additional patent infringement lawsuits in the United States District Court for the Southern District of California against seven companies. See “Item 1. Legal Proceedings” in our most recent Annual Report on Form 10-K and in our most recent Quarterly Report on Form 10-Q on file with the SEC, which are incorporated by reference in this prospectus supplement, for additional information on the patent litigation lawsuits.

In August 2012, Quantum Corporation filed counterclaims against us in the United States District Court for the Southern District of California action, alleging trademark infringement and unfair competition claims, and infringement of United States Patent Nos. 5,491,812, 6,542,787, 6,498,771 and 5,925,119 by our products. Quantum is seeking monetary damages from us and injunctive relief.

Liquidity and capital resources. At December 31, 2012, we had a cash balance of $3.2 million, compared to $10.5 million at June 30, 2012. In the first half of fiscal 2013, we incurred a net loss of $9.1 million. Our credit facility provides for an up to $8.0 million secured revolving loan and may be used to fund our working capital and our general business requirements. At December 31, 2012, we had a balance of $3.5 million recorded as current debt, and a remaining external borrowing capacity of $1.0 million. Cash management and preservation continue to be a top priority. We expect to incur negative operating cash flows through the fourth quarter of fiscal 2013 as we continue to reshape our business model and further improve operational efficiencies.

Management has projected that cash on hand and available borrowings under its credit facility, combined with issuing new debt or equity securities, will be sufficient to allow us to continue operations for the next 12 months. Significant changes from our current forecasts, including but not limited to: (i) shortfalls from projected sales levels, (ii) unexpected increases in product costs, (iii) increases in operating costs, and/or (iv) changes in the historical timing of collecting accounts receivable could have a material adverse impact on our liquidity. This could force us to make further reductions in spending, extend payment terms with suppliers, liquidate assets where possible, and/or suspend or curtail planned programs. Any of these actions could materially harm our business, results of operations and future prospects.

On February 13, 2013, we completed a private placement of $13.25 million convertible promissory notes, or the Notes. The Notes are scheduled to mature in February 2017 and bear interest at a rate of 8% per annum payable semi-annually. We may, subject to certain limitations, pay interest in cash or in shares of common stock, at our option beginning the quarter ending June 30, 2013. The Notes are convertible into shares of common stock at an initial conversion price of $1.30 per share. We have also granted certain registration rights to the Note purchasers. The Notes are secured by a pledge of 65% of the stock of each of our foreign subsidiaries. We intend to use the net proceeds from the Notes offering for general corporate purposes, which may include, among others, working capital.

As of December 31, 2012, we had negative working capital of $2.7 million, reflecting a decrease in current assets of $10.1 million and an increase in current liabilities of $0.1 million, compared to June 30, 2012. The decrease in current assets is primarily attributable to cash used in operating activities, and a $1.5 million decrease in accounts receivable due to lower sales volumes primarily in our taped-based products sold in EMEA. The increase in current liabilities is primarily attributable to a $3.5 million increase in current debt related to the maturity date of our credit facility, offset by a $2.7 million decrease in accounts payable and accrued liabilities related to operating activities, and a $0.8 million decrease in our stock appreciation rights valuation liability.

Industry trends. We estimate that the cost of managing digital assets is four times the cost of acquiring storage devices. Furthermore, many SMEs and SMBs are seeking to implement tiered storage for primary and secondary data utilizing a combination of low cost SATA (Serial ATA) drives, high performance SAS (Serial Attached SCSI) drives and Solid State Drives, or SSDs. International Data Corporation, or IDC, estimates that the total NAS market will grow at approximately 9.1% through 2015, and the growth rate for NAS storage systems in price bands up to $15,000, where our SnapServer® solutions lie, is estimated to be 17.3%. According to IDC, tape storage still constitutes approximately 7.3% of the total storage revenue in the global storage market. Sales of tape automation appliances represented 33.0% and 33.7% of our revenue during the first half of fiscal 2013 and 2012, respectively.

Recent Developments

In October 2012, we released our SnapScale X2™, a clustered NAS solution that enables organizations with rapid or unpredictable data growth to scale capacity and performance without adding management complexity. This addition to our current product portfolio expands our total addressable market in the growing Scale-Out NAS market.

On February 13, 2013, we completed a private placement of $13.25 million convertible promissory notes, or the Notes. The Notes are scheduled to mature in February 2017 and bear interest at a rate of 8% per annum payable semi-annually. We may, subject to certain limitations, pay interest in cash or in shares of common stock, at our option beginning the quarter ending June 30, 2013. The Notes are convertible into shares of common stock at an initial conversion price of $1.30 per share. We have also granted certain registration rights to the Note purchasers. The Notes are secured by a pledge of 65% of the stock of each of our foreign subsidiaries. We intend to use the net proceeds from the Notes offering for general corporate purposes, which may include, among others, working capital. In connection with the private placement of convertible promissory notes described above, we have agreed to dismiss the lawsuit against the Tandberg entities.

Critical Accounting Policies and Estimates

We describe our significant accounting policies in Note 1, “Operations and Summary of Significant Accounting Policies,” of the notes to the consolidated financial statements included in our annual report on Form 10-K for the fiscal year ended June 30, 2012; and we discuss our critical accounting policies and estimates in Item 7, “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” of that report. Unless otherwise described below, there have been no material changes in our critical accounting policies and estimates.

Results of Operations

The following table sets forth certain financial data as a percentage of net revenue:

	Three Months Ended December 31,		Six Months Ended December 31,
	2012	2011	2012	2011
Net revenue	100.0%	100.0%	100.0%	100.0%
Cost of revenue	63.5	66.8	64.9	67.1

Gross profit	36.5	33.2	35.1	32.9
Operating expenses:
Sales and marketing	34.6	27.0	34.9	29.3
Research and development	12.6	14.2	13.1	15.9
General and administrative	21.9	20.2	23.2	21.0

	69.1	61.4	71.2	66.2
Loss from operations	(32.6)	(28.2)	(36.1)	(33.3)
Other income (expense), net	(0.8)	(0.3)	(1.1)	0.6

Loss before income taxes	(33.4)	(28.5)	(37.2)	(32.7)
Provision for income taxes	0.5	0.1	0.5	0.4

Net loss	(33.9)%	(28.6)%	(37.7)%	(33.1)%

A summary of the sales mix by product follows:

	Three Months Ended December 31,		Six Months Ended December 31,
	2012	2011	2012	2011
Tape-based products:
NEO Series®	33.5%	37.5%	33.0%	33.7%
Disk-based products:
REO Series®	1.4	1.6	1.2	1.5
SnapServer®	17.9	13.8	17.4	15.2

	19.3	15.4	18.6	16.7
Service	38.2	39.9	40.6	41.8
Spare parts and other	9.0	7.2	7.8	7.8

	100.0%	100.0%	100.0%	100.0%

The Second Quarter of Fiscal 2013 compared with the Second Quarter of Fiscal 2012

Net Revenue. Net revenue decreased to $12.6 million during the second quarter of fiscal 2013 from $15.1 million during the second quarter of fiscal 2012, a decrease of $2.5 million, or 16.6%. The decline was due to lower revenue from our Overland branded products, primarily as a result of decreased sales volumes in our taped-based products sold in the Americas, EMEA and APAC, and decreased service revenue primarily from our sole OEM customer. OEM net revenue, which is primarily made up of service revenue, accounted for 13.5% and 14.5% of net revenues in the second quarter of fiscal 2013 and 2012, respectively.

Product Revenue

Net product revenue decreased to $7.8 million during the second quarter of fiscal 2013 from $9.1 million during the second quarter of fiscal 2012. The decrease of approximately $1.3 million, or 14.3%, was primarily associated with a decrease of $0.9 million in tape-based products sold in EMEA, related to our belief of the uncertainty in the European economy, and decreases of $0.3 million in tape-based products sold both in the Americas and APAC. The decreases were partially offset by an increase in disk-based products.

Service Revenue

Net service revenue decreased to $4.8 million during the second quarter of fiscal 2013 from $6.0 million during the second quarter of fiscal 2012. The decrease of approximately $1.2 million, or 20.0%, was primarily due to decreased service revenue from our sole OEM customer. In addition, there was a decrease in our extended service contracts primarily related to lower tape-based product sales.

Gross Profit. Overall gross profit decreased to $4.6 million during the second quarter of fiscal 2013 compared to $5.0 million during the second quarter of fiscal 2012. Gross margin at 36.5% for the second quarter of fiscal 2013 increased from 33.2% for the second quarter of fiscal 2012.

Product Revenue

Gross profit on product revenue during the second quarter of fiscal 2013 was $1.4 million compared to $1.2 million during the second quarter of fiscal 2012. The increase of $0.2 million, or 16.7%, was primarily due to decreased product cost related to new source suppliers. Gross margin on product revenue at 18.6% for the second quarter of fiscal 2013 increased from 13.8% for the second quarter of fiscal 2012 primarily due to operational efficiencies and improved product costs.

Service Revenue

Gross profit on service revenue during the second quarter of fiscal 2013 was $3.1 million compared to $3.8 million during the second quarter of fiscal 2012. The decrease of $0.7 million, or 18.4%, was primarily due to decreased service revenue from our sole OEM customer, and a decrease in our extended service contracts. Gross margin on service revenue at 65.4% for the second quarter of fiscal 2013 increased from 62.5% for the second quarter of fiscal 2012. This increase was primarily the result of ongoing cost reductions related to service contracts.

Share-based Compensation Expense. During the second quarter of fiscal 2013 and 2012, we recorded share-based compensation expense of approximately $1.3 million and $1.4 million, respectively. Share-based compensation expense for the third quarter of fiscal 2013 is expected to be approximately $1.1 million.

We recorded the following compensation expense related to its share-based compensation awards (in thousands):

	Three Months Ended December 31,
	2012	2011
Cost of product sales	$33	$17
Sales and marketing	262	202
Research and development	81	158
General and administrative	875	992

	$1,251	$1,369

Sales and Marketing Expense. Sales and marketing expense in the second quarter of fiscal 2013 increased to $4.4 million from $4.1 million during the second quarter of fiscal 2012. The increase of $0.3 million, or 7.3%, was primarily a result of an increase of $0.2 million in advertising and promotion expense due to reductions in partner-sponsored marketing programs, and an increase of $0.1 million in employee and related expenses associated with an increase in average headcount.

Research and Development Expense. Research and development expense in the second quarter of fiscal 2013 decreased to $1.6 million from $2.2 million during the second quarter of fiscal 2012. The decrease of $0.6 million, or 27.3%, was primarily a result of a decrease of $0.3 million in employee and related expenses associated with a decrease in average headcount, a decrease of $0.2 million in development expense as a result of a lower level of new product development expenses from the prior year, and a decrease of $0.1 million in share-based compensation expense.

General and Administrative Expense. General and administrative expense in the second quarter of fiscal 2013 decreased to $2.8 million from $3.0 million during the second quarter of fiscal 2012. The decrease of $0.2 million, or 6.7%, was primarily a result of a decrease of $0.3 million in employee and related expenses associated with a decrease in average headcount offset by an increase in outside contractor expense, principally for financial and accounting services.

The First Half of Fiscal 2013 compared with the First Half of Fiscal 2012

Net Revenue. Net revenue decreased to $24.3 million during the first half of fiscal 2013 compared to $29.2 million during the first half of fiscal 2012, a decrease of $4.9 million, or 16.8%. The decline was primarily due to decreased revenue from our sole OEM customer, which represented approximately 12.6% of net revenue in the first half of fiscal 2013 compared to 15.1% of net revenue in the first half of fiscal 2012. In our branded channel, the decrease in net revenue was attributable to decreased volumes of our tape-based products sold in the EMEA and APAC regions and decreased volumes of our disk-based products sold in the Americas region.

Product Revenue

Net product revenue decreased to $14.4 million during the first half of fiscal 2013 compared to $17.0 million during the first half of fiscal 2012. The decrease of $2.6 million, or 15.3%, was primarily associated with a decrease of $1.5 million in tape-based products sold in EMEA, related to our belief of the uncertainty in the European economy. In addition, there were decreases of $0.4 million in tape-based products sold in APAC, and $0.3 million in disk-based products sold in the Americas.

Service Revenue

Net service revenue decreased to $9.9 million in the first half of fiscal 2013 compared to $12.2 million during the first half of fiscal 2012. The decrease of $2.3 million, or 18.9%, was primarily due to decreased service revenue from our sole OEM customer. In addition, there was a decrease in our extended service contracts primarily related to lower tape-based product sales in EMEA and APAC. As a percentage of total revenue, service revenue remained relatively constant 40.7% for the first half of fiscal 2013 compared to 41.8% for the first half of fiscal 2012.

Gross Profit. Gross profit in the first half of fiscal 2013 decreased to $8.5 million compared to $9.6 million in the first half of fiscal 2012. Gross margin increased to 35.1% in the first half of fiscal 2013 compared to 32.9% in the first half of fiscal 2012.

Product Revenue

Gross profit on product revenue was $2.0 million for the first half of fiscal 2013 compared to $2.4 million for the first half of fiscal 2012. The decrease of $0.4 million was due primarily to the 15.1% decrease in total net product revenue. Gross margin on product revenue was 14.1% for the first half of fiscal 2013 compared to 14.3% for the first half of fiscal 2012. The decrease is primarily a result of fixed costs spread over a smaller revenue base.

Service Revenue

Gross profit on service revenue was $6.5 million during the first half of fiscal 2013 compared to $7.2 million in the first half of fiscal 2012. The decrease of $0.7 million was primarily due to decreased service revenue from our sole OEM customer, and a decrease in our extended service contracts. Gross margin on service revenue at 65.8% for the first half of fiscal 2013 increased from 58.9% for the first half of fiscal 2012. This increase was primarily the result of ongoing cost reductions related to service contracts.

Share-based Compensation. During the first half of fiscal 2013 and 2012, we recorded share-based compensation expense of approximately $2.5 million and $2.8 million, respectively.

The following table summarizes share-based compensation by income statement caption (in thousands):

	Six Months Ended December 31,
	2012	2011
Cost of product sales	$68	$33
Sales and marketing	512	409
Research and development	160	342
General and administrative	1,764	2,007

	$2,504	$2,791

Sales and Marketing Expenses. Sales and marketing expenses were relatively constant at $8.5 million during the first half of fiscal 2013 and 2012.

Research and Development Expenses. Research and development expenses decreased to $3.2 million during the first half of fiscal 2013 compared to $4.6 million during the first half of fiscal 2012. The decrease of approximately $1.4 million, or 30.4%, was primarily a result of (i) a decrease of $0.6 million in employee and related expenses associated with a decrease in average headcount, (ii) a decrease of $0.6 million in development expense as a result of a lower level of new product development expenses from the prior year, and (iii) a decrease of $0.2 million in share-based compensation expense.

General and Administrative Expenses. General and administrative expenses decreased to $5.6 million during the first half of fiscal 2013 compared to $6.1 million for the first half of fiscal 2012. The decrease of approximately $0.5 million, or 8.2%, was primarily a result of a decrease of $0.4 million in employee and related expenses associated with a decrease in average headcount, and a decrease of $0.2 million in share-based compensation expense. These decreases were offset by an increase in outside contractor expense, principally for financial and accounting services.

Other Income (Expense), net. During the first half of fiscal 2013, we incurred other income (expense), net, of $0.2 million of expense compared to $0.2 million of income during the first half of fiscal 2012. The change of approximately $0.4 million was due to $0.2 million in realized foreign currency exchange losses during the first half of fiscal 2013 compared to $0.2 million in realized foreign currency gains in the first half of fiscal 2012 due to currency fluctuations.

Liquidity and Capital Resources

At December 31, 2012, we had a cash balance of $3.2 million, compared to $10.5 million at June 30, 2012. In the first half of fiscal 2013, we incurred a net loss of $9.1 million. Our credit facility provides for an up to $8.0 million secured revolving loan and may be used to fund our working capital and our general business requirements. At December 31, 2012, we had a balance of $3.5 million recorded as current debt, and a remaining external borrowing capacity of $1.0 million. Cash management and preservation continue to be a top priority. We expect to incur negative operating cash flows through the fourth quarter of fiscal 2013 as we continue to reshape our business model and further improve operational efficiencies.

As of December 31, 2012, we had negative working capital of $2.7 million, reflecting a decrease in current assets of $10.1 million and an increase in current liabilities of $0.1 million, compared to June 30, 2012. The decrease in current assets is primarily attributable to cash used in operating activities, and a $1.5 million decrease in accounts receivable due to lower sales volumes primarily in our taped-based products sold in EMEA. The increase in current liabilities is primarily attributable to a $3.5 million increase in current debt related to the maturity date of our credit facility, offset by a $2.7 million decrease in accounts payable and accrued liabilities related to operating activities, and a $0.8 million decrease in our stock appreciation rights valuation liability.

Management has projected that cash on hand and available borrowings under its credit facility, combined with issuing new debt or equity securities, will be sufficient to allow us to continue operations for the next 12 months. Significant changes from our current forecasts, including but not limited to: (i) shortfalls from projected sales levels, (ii) unexpected increases in product costs, (iii) increases in operating costs, and/or (iv) changes in the historical timing of collecting accounts receivable could have a material adverse impact on our liquidity. This could force us to make further reductions in spending, extend payment terms with suppliers, liquidate assets where possible, and/or suspend or curtail planned programs. Any of these actions could materially harm our business, results of operations and future prospects.

On February 13, 2013, we completed a private placement of $13.25 million convertible promissory notes, or the Notes. The Notes are scheduled to mature in February 2017 and bear interest at a rate of 8% per annum payable semi-annually. We may, subject to certain limitations, pay interest in cash or in shares of common stock, at our option beginning the quarter ending June 30, 2013. The Notes are convertible into shares of common stock at an initial conversion price of $1.30 per share. We have also granted certain registration rights to the Note purchasers. The Notes are secured by a pledge of 65% of the stock of each of our foreign subsidiaries. We intend to use the net proceeds from the Notes offering for general corporate purposes, which may include, among others, working capital.

As a result of our recurring losses from operations and negative cash flows, the report from our independent registered public accounting firm regarding our consolidated financial statements for the year ended June 30, 2012 includes an explanatory paragraph expressing substantial doubt about our ability to continue as a going concern.

During the first half of fiscal 2013, we used cash in operating activities of $6.4 million, compared to $5.4 million in the first half of fiscal 2012. The use of cash during the first half of fiscal 2013 was primarily a result of our net loss of $9.1 million offset by $3.1 million in non-cash items, which were share-based compensation, depreciation and amortization. In addition, we had decreases in accounts receivable, inventory, accounts payable, and accrued liabilities due to lower sales.

We used cash in investing activities of $0.7 million during the first half of fiscal 2013, compared to $0.4 million in the first half of fiscal 2012. During the first half of fiscal 2013 and 2012, capital expenditures totaled $0.7 million and $0.4 million, respectively. In the first half of fiscal 2013 such expenditures were associated with the implementation of a new enterprise resource planning system, and equipment to support new product introductions. In the first half of fiscal 2012 such expenditures were associated with machinery and equipment to support new product introductions.

We used cash in financing activities of $0.3 million during the first half of fiscal 2013, compared to $3.3 million cash generated during the first half of fiscal 2012. During the first half of fiscal 2013, we paid $0.4 million for taxes for net settlement of restricted stock units, and received $145,000 from the exercise of stock options and ESPP purchases. During the first half of fiscal 2012, we borrowed $3.5 million on our credit facility and received $0.2 million from the exercise of warrants and stock options offset by $0.4 million paid for taxes for net settlement of restricted stock units.

DESCRIPTION OF CAPITAL STOCK

This summary does not purport to be complete and is subject to, and qualified in its entirety by reference to, the provisions of our amended articles of incorporation and amended bylaws and all applicable provisions of California law. You are urged to read our amended articles of incorporation and amended bylaws in their entirety for the actual terms of our capital stock. These documents are filed as exhibits to the registration statement of which this prospectus forms a part.

Overland is a corporation organized under the laws of the State of California.

Authorized Capital Stock

Our authorized capital stock consists of 90,200,000 shares of common stock, no par value, and 1,000,000 shares of preferred stock, no par value. As of February 8, 2013, 28,406,782 shares of our common stock, and no shares of our preferred stock, were issued and outstanding.

Common Stock

Subject to the preferences that may apply to any shares of preferred stock outstanding at the time, the holders of outstanding shares of our common stock are entitled to receive dividends out of assets legally available at the times and in the amounts that our board of directors may from time to time declare. Upon the liquidation, dissolution or winding-up of our company, the holders of outstanding shares of our common stock will be entitled to share in all assets remaining after payment of all liabilities and the liquidation preferences of any outstanding preferred stock.

Each holder of our common stock is entitled to one vote per share on all matters submitted to a vote of shareholders, and may not cumulate votes for the election of directors unless proper notice is given pursuant to our bylaws.

Our common stock is quoted on The NASDAQ Capital Market under the trading symbol “OVRL”.

The transfer agent and registrar for shares of our common stock is Wells Fargo Bank, N.A.

Shares of our common stock do not have any preemptive rights.

Shares of our common stock are not subject to conversion or redemption.

Common Stock Purchase Rights

We have in place a shareholder rights agreement providing rights to purchase shares of our common stock. The rights are not currently exercisable and they are attached to and trade together with the shares of our common stock. A right will be attached to each share of our common stock sold in this offering.

The shareholder rights agreement will take effect not earlier than the tenth day after the first to occur of:

•

the public announcement or disclosure that a person or group of affiliated or associated persons, other than exempt persons, has acquired, or obtained the right to acquire, beneficial ownership of 20% or more of the outstanding shares of our common stock, except pursuant to a permitted acquisition; or

•

the commencement of, or announcement of an intention to make, by any person other than an exempt person, a tender offer or exchange offer (other than a permitted offer) which upon consummation would result in a person or group beneficially owning 20% or more of the outstanding shares of our common stock.

At that time, the rights then attached to all outstanding shares of our common stock will become separate securities and each right will entitle the holder to purchase one-third of a common share, at a per-share purchase price of $37.00, subject to adjustment.

However,

•

from and after the date on which a person becomes an acquiring person, except pursuant to a permitted offer, each holder of a right, other than the acquiring person, may exercise the right to receive that number of shares of our common stock having a value equal to the purchase price divided by one-half the current market price (as defined in the stockholder rights agreement) of a common share at the date of the occurrence of the event.

•

if, after the shareholder rights agreement takes effect, we merge or combine into or with any acquiring person or any of its affiliates or associates or other related persons, other than any other person if all shareholders of the company are not treated alike, other than certain restructurings not resulting in any change of control of the company, or 50% or more of our assets or earnings power is sold or transferred in one or a series of related transactions, each holder of a right, other than an acquiring person, may exercise the right to receive that number of shares of our common stock which equals the initial exercise price, as adjusted, divided by one-half the current market price (as defined in the stockholder rights agreement) of such common stock at the date of the occurrence of the event.

At any time after any person becomes an acquiring person, our board of directors may exchange all or some of the rights other than the rights beneficially owned by the acquiring person, which rights will thereafter be void, at an exchange ratio of one-third of a common stock, or one-third of an equivalent common share (as defined in the stockholder rights agreement) per right, subject to adjustment in certain events.

The term “permitted acquisition” is defined as the acquisition of common stock directly from us, including by way of a dividend or distribution on the common stock, or pursuant to a permitted offer.

The term “permitted offer” is defined as a tender or exchange offer which is for all of our outstanding shares of common stock at a price and on terms which a majority of certain members of the board of directors determine to be adequate and in the best interests of the company and its shareholders.

Until a right is exercised, the holder thereof, as such, will have no rights as a shareholder, including the right to vote or to receive dividends.

The rights expire in August 2015 unless earlier redeemed or exchanged. We are entitled to redeem all of the rights at $0.001 per right, subject to adjustment, at any time.

Wells Fargo Bank, N.A. serves as the rights agent under the shareholder rights agreement.

Preferred Stock

Subject to the limitations imposed by law and the rules of The NASDAQ Stock Market, LLC, our board of directors is authorized to designate and issue up to 1,000,000 shares of preferred stock in one or more series, without further shareholder approval. Our board of directors is authorized from time to time to set the number of shares to be included in each series; to fix the voting rights, designations, preferences, and relative, participating, option and conversion or other special rights, and such qualifications, limitations or restrictions, of the shares of each wholly unissued series; and to increase or decrease the number of authorized shares of any series, but not below the number of shares of any series then outstanding. The rights of a series of preferred stock may include a preferential return in the event of the liquidation, dissolution or winding-up of our company, the right to receive dividends if declared by our board of directors, special dividend rates, conversion rights, redemption rights, voting rights, the right to protection from dilutive issuances of securities, or the right to approve specified corporate actions. Any or all of these rights may be superior to the rights of the common stock.

Certain Provisions Affecting Control of Our Company

The shareholder rights agreement discussed above and the following provision of California law may affect the control of our company.

California Law

Section 1203 of the California General Corporation Law, or the CGCL, provides that if a tender offer or a written proposal for approval of a reorganization of a corporation or a sale of substantially all of its assets is made by an “interested party,” the person making the offer must deliver an affirmative opinion to each shareholder in writing as to the fairness of the consideration to be received by the shareholders. The term “interested party” means a person who is a party to the transaction and who

•	directly or indirectly controls the corporation that is the subject of the tender offer or proposal;

•	is, or is directly or indirectly controlled by, an officer or director of the corporation; or

•	is an entity in which a material financial interest is held by any director or executive officer.

Indemnification Provisions

California Incorporation

Section 317 of the CGCL provides a detailed statutory framework covering limitation of liability of directors in certain instances and indemnification of any officer or other agent of a corporation who is made or threatened to be made a party to any legal proceeding by reason of his or her services on behalf of such corporation.

With respect to limitation of liability, the CGCL permits a California corporation to adopt a provision in its articles of incorporation reducing or eliminating the liability of a director to the corporation or its shareholders for monetary damages for breach of the fiduciary duty of care, provided that such liability does not arise from certain proscribed conduct (including intentional misconduct and breach of duty of loyalty). The CGCL in this regard relates only to actions brought by shareholders on behalf of the corporation (i.e., “derivative actions”) and does not apply to claims brought by outside parties.

With respect to indemnification, the CGCL provides that to the extent any officer, director or other agent of a corporation is successful “on the merits” in defense of any legal proceeding to which such person is a party or is threatened to be made a party by reason of his or her service on behalf of such corporation or in defense of any claim, issue, or matter therein, such agent shall be indemnified against expenses actually and reasonably incurred by the agent in connection therewith, but does not require indemnification in any other circumstance. The CGCL also provides that a corporation may indemnify any agent of the corporation, including officers and directors, against expenses, judgments, fines, settlements and other amounts actually and reasonably incurred in a third party proceeding against such person by reason of his or her services on behalf of the corporation, provided the person acted in good faith and in a manner he or she reasonably believed to be in the best interests of such corporation. The CGCL further provides that in derivative suits a corporation may indemnify such a person against expenses incurred in such a proceeding, provided such person acted in good faith and in a manner he or she reasonably believed to be in the best interests of the corporation and its shareholders. Indemnification is not available in derivative actions (i) for amounts paid or expenses incurred in connection with a matter that is settled or otherwise disposed of without court approval or (ii) with respect to matters for which the agent shall have been adjudged to be liable to the corporation unless the court shall determine that such person is entitled to indemnification.

The CGCL permits the advancing of expenses incurred in defending any proceeding against a corporate agent by reason of his or her service on behalf of the corporation upon the giving of a promise to repay any such sums in the event it is later determined that such person is not entitled to be indemnified. Finally, the CGCL provides that the indemnification provided by the statute is not exclusive of other rights to which those seeking indemnification may be entitled, by bylaw, agreement or otherwise, to the extent additional rights are authorized in a corporation’s articles of incorporation. The law further permits a corporation to procure insurance on behalf of its directors, officers and agents against any liability incurred by any such individual, even if a corporation would not otherwise have the power under applicable law to indemnify the director, officer or agent for such expenses.

Our articles of incorporation and bylaws implement the applicable statutory framework by limiting the personal liability of directors for monetary damages for a breach of a director’s fiduciary duty of care and making indemnification mandatory in those situations where it is merely permissible under the CGCL.

General

We also maintain insurance for our officers and directors against certain liabilities, including liabilities under the Securities Act. The effect of this insurance is to indemnify any of our officers or directors against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement, incurred by an officer or director upon a determination that such person acted in good faith. We pay the premiums for this insurance.

We have also entered into separate indemnification agreements with each of our executive officers and directors, which indemnify the officer or director against all liabilities relating to his or her position as an executive officer or director of Overland, or as an employee, agent, officer or director of any other entity if the executive officer or director is serving in that capacity at our request, to the fullest extent permitted under applicable law.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or controlling persons pursuant to the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In addition, indemnification for violations of state securities laws may be limited by applicable laws.

PLAN OF DISTRIBUTION

We are offering the shares of common stock offered by this prospectus, or the Shares, through Roth Capital Partners, LLC, our placement agent. We intend to sell the Shares to a single institutional investor, or the Initial Purchaser, at a price of $0.98 per share of common stock, which was the closing price on February 12, 2013. The Initial Purchaser will execute a subscription agreement with us providing for the purchase of the shares of common stock.

On February 13, 2013, we entered into a Placement Agent Agreement with Roth Capital Partners, LLC. Pursuant to the agreement, we will pay Roth a commission equal to 5.75% of the gross proceeds from this offering. We have also agreed to pay or reimburse certain expenses of Roth, subject to a maximum reimbursable amount. In no event will the total amount of compensation paid to the placement agent and other securities brokers and dealers upon completion of this offering exceed 8% of the gross proceeds of this offering. The placement agent will not receive any commission with respect to the sale of the Notes.

The estimated offering expenses payable by us are approximately $108,000, which include legal, accounting and printing costs and various other fees associated with registering and listing the shares of common stock with the SEC and NASDAQ, respectively, as well as the commission payable to Roth and expense reimbursement payable to Roth.

We currently anticipate that the closing of the sale of the shares of common stock will occur on February 19, 2013.

The subscription agreement with the Initial Purchaser and the Placement Agent Agreement with Roth will be included as exhibits to a Current Report on Form 8-K that we will file with the SEC in connection with this offering and incorporated by reference into the registration statement of which this prospectus supplement and the accompanying prospectus form a part.

LEGAL MATTERS

Certain legal matters in connection with the shares of common stock offered hereby will be passed upon for us by O’Melveny & Myers LLP of Menlo Park, California. Morrison & Foerster LLP, Palo Alto, California, is acting as counsel to the placement agent in connection with this offering.

EXPERTS

The financial statements incorporated in this prospectus by reference to the Annual Report on Form 10-K for the year ended July 1, 2012 have been so incorporated in reliance on the report (which contains an explanatory paragraph relating to the Company’s ability to continue as a going concern as described in Note 1 to the financial statements) of Moss Adams LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

5,000,000 Shares of Common Stock

We may offer and sell up to an aggregate of 5,000,000 shares of our common stock from time to time in one or more offerings and in amounts, at prices and on terms that we will determine at the time of the offering. We will provide the specific terms of the shares of our common stock, including their offering price and the methods by which we will sell the shares of our common stock, in supplements to this prospectus. We may offer and sell the shares of our common stock on an immediate, continuous or delayed basis directly to investors or through underwriters, dealers or agents, or through a combination of these methods. If we use agents, underwriters or dealers to sell any shares of our common stock, we will name them and describe their compensation in the applicable prospectus supplement.

The prospectus supplements may also add, update or change other information contained in this prospectus. You should read this prospectus, the applicable prospectus supplement and the documents incorporated by reference in this prospectus and any prospectus supplements carefully before you make your investment decision.

Our common stock is traded on The NASDAQ Capital Market under the symbol “OVRL”. On February 16, 2012, the last reported sale price for our common stock on The NASDAQ Capital Market was $2.04 per share. Any shares of our common stock sold pursuant to a prospectus supplement will be listed on The NASDAQ Capital Market.

Pursuant to General Instruction I.B.6 of Form S-3, in no event will we sell shares of our common stock in a public primary offering with a value exceeding more than one-third of our public float in any 12-month period so long as our public float remains below $75.0 million. We have not offered any securities pursuant to General Instruction I.B.6 of Form S-3 during the 12 calendar months prior to and including the date of this prospectus.

Our business and an investment in shares of our common stock involve significant risks. You should read the section entitled “Risk Factors” on page 6 of this prospectus and the risk factors incorporated by reference into this prospectus as described in that section before investing in our shares of our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the shares of our common stock or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

This prospectus may not be used to sell shares of our common stock unless accompanied by a prospectus supplement which will describe the method and terms of the offering, including the specific plan of distribution.

The date of this prospectus is February 28, 2012.

i

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement on Form S-3 that we filed with the Securities and Exchange Commission, or the SEC, using a “shelf” registration or continuous offering process. Under this shelf registration process, we may from time to time offer and sell up to an aggregate of 5,000,000 shares of our common stock (with accompanying rights to purchase shares of our common stock) in one or more offerings to the public. This prospectus provides you with a general description of shares of our common stock.

Each time we offer and sell shares of our common stock pursuant to this registration statement, we will provide a prospectus supplement containing specific information about the terms of that offering. That prospectus supplement may include or incorporate by reference a detailed and current discussion of any risk factors and will discuss any special considerations applicable to shares of our common stock. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with additional information described under the heading “Where You Can Find Additional Information” below. If there is any inconsistency between the information in this prospectus and any prospectus supplement, you should rely on the information contained in that prospectus supplement.

You should rely only on the information contained or incorporated by reference in this prospectus and any prospectus supplement. We have not authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell shares of our common stock in any jurisdiction where the offer or sale is not permitted. You should read this prospectus and the accompanying prospectus supplement, including the documents incorporated by reference in this prospectus and accompanying prospectus supplement, when making your investment decision. The information in this prospectus is accurate as of the date on the front cover. You should not assume that the information contained in this prospectus is accurate as of any other date.

In this prospectus and any accompanying prospectus supplement, unless otherwise indicated or the context otherwise requires, references to “Overland,” “we,” “company,” “us,” or “our” refer to Overland Storage, Inc. and its consolidated subsidiaries.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC as required by the Securities Exchange Act of 1934, as amended, or the Exchange Act. You can find, copy and inspect information we file with the SEC (including exhibits to such documents) at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may obtain additional information about the Public Reference Room by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains a site on the internet at http://www.sec.gov/ which contains reports, proxy statements and other information that we file electronically with the SEC. You may also review such reports, proxy statements and other documents we file with the SEC on our website at http://www.overlandstorage.com. Information included on our website is not a part of this prospectus.

This prospectus is part of a registration statement that we filed with the SEC. The registration statement contains more information than this prospectus regarding the shares of our common stock and us, including exhibits and schedules. You can obtain a copy of the registration statement from the SEC at any address listed above or from the SEC’s website.

INFORMATION INCORPORATED BY REFERENCE

We are “incorporating by reference” information into this prospectus. This means that we are disclosing important information to you by referring you to another document that has been filed separately with the SEC. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will automatically update and supersede the information contained in documents filed earlier with the SEC or contained in this prospectus. We incorporate by reference in this prospectus the documents listed below and any future filings made by us with the SEC under Section 13(a), 13(c), 14 and 15(d) of the Exchange Act, after the initial filing of this registration statement that contains this prospectus and prior to the time that we or the underwriters sell all of the shares of our common stock offered by this prospectus or the earlier termination of the offering (except in each case the information contained in such documents to the extent “furnished” and not “filed”):

•	our annual report on Form 10-K for our fiscal year ended July 3, 2011, filed with the SEC on September 14, 2011;

•	our quarterly reports on Form 10-Q for our fiscal quarters ended October 2, 2011 and January 1, 2012, filed with the SEC on November 16, 2011 and February 15, 2012, respectively;

•	our current reports on Form 8-K, filed with the SEC on August 4, 2011, August 15, 2011, October 11, 2011 and January 20, 2012;

•

the description of our common stock in our registration statement on Form 8-A, registering our common stock under the Exchange Act, filed with the SEC on January 29, 1997, pursuant to Section 12 of the Exchange Act, including any amendment or report filed for the purpose of updating such description; and

•

the description of our common stock purchase rights contained in our registration statement on Form 8-A, registering our common stock under the Exchange Act, filed with the SEC on August 26, 2005, pursuant to Section 12 of the Exchange Act, including any amendment or report filed for the purpose of updating such description, including, without limitation, Amendment No. 1 to Form 8-A, filed with the SEC on March 22, 2011.

We also incorporate by reference all documents we file pursuant to Section 13(a), 13(c), 14 and 15(d) of the Exchange Act after the filing date of this registration statement and prior to the effectiveness of this registration statement.

You may obtain copies, without charge, of documents incorporated by reference in this prospectus, by requesting them in writing or by telephone from us as follows:

Overland Storage, Inc.

9112 Spectrum Center Boulevard

San Diego, CA 92123

Attention: Investor Relations

(800) 729-8725

Exhibits to the filings will not be sent, unless those exhibits have been specifically incorporated by reference in this prospectus.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus, any prospectus supplement and the documents we incorporate by reference in this prospectus or any prospectus supplement contain certain forward-looking statements that involve risks, uncertainties and assumptions that are difficult to predict. Words and expressions reflecting optimism, satisfaction or disappointment with current prospects, as well as words such as “believes,” “hopes,” “intends,” “estimates,” “expects,” “projects,” “plans,” “anticipates” and variations thereof, or the use of future tense, identify forward-looking statements, but their absence does not mean that a statement is not forward-looking. Such forward-looking statements are not guarantees of performance and our actual results could differ materially from those contained in such statements. In evaluating such statements we urge you to specifically consider various factors identified in this report, including the matters set forth under the heading “Risk Factors” on page 6 and the risk factors incorporated by reference into this prospectus as described in that section, and in the documents we may incorporate into this prospectus or any prospectus supplement by reference and which may be included in any accompanying prospectus supplement, any of which could cause actual results to differ materially from those indicated by such forward-looking statements. Forward-looking statements speak only as of the date of this prospectus or any prospectus supplement and we undertake no obligation to publicly update any forward-looking statements to reflect new information, events or circumstances after the date of this prospectus or any prospectus supplement.

These forward-looking statements reflect our current views with respect to future events and are based on our currently available financial, economic and competitive data and on current business plans. Such forward-looking statements are not guarantees of performance and our actual results could differ materially from those contained in such statements. We may not actually achieve the plans, intentions or expectations disclosed in these forward-looking statements and you should not place undue reliance on our forward-looking statements. Actual events or results may differ materially depending on risks and uncertainties that may affect our operations, markets, services, prices and other factors. Factors that could cause or contribute to such differences include, but are not limited to: our ability to maintain and increase sales volumes of our products; our ability to continue to aggressively control costs; our ability to achieve the intended cost savings and maintain quality with our new manufacturing partner; our ability to generate cash from operations; the ability of our suppliers to provide an adequate supply of components for our products at prices consistent with historical prices; our ability to raise outside capital and to repay our debt as it comes due; our ability to introduce new competitive products and the degree of market acceptance of such new products; the timing and market acceptance of new products introduced by our competitors; our ability to maintain strong relationships with branded channel partners; our ability to maintain the listing of our common stock on The NASDAQ Capital Market; customers’, suppliers’ and creditors’ perceptions of our continued viability; rescheduling or cancellation of customer orders; loss of a major customer; general competition and price measures in the market place; unexpected shortages of critical components; worldwide information technology spending levels; and general economic conditions.

We intend that all forward-looking statements made will be subject to safe harbor protection of the federal securities laws pursuant to Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Exchange Act. Except as required by law, we do not undertake any responsibility to update these forward-looking statements to take into account events or circumstances that occur after the date of this prospectus or any prospectus supplement. Additionally, we do not undertake any responsibility to update you on the occurrence of any unanticipated events which may cause actual results to differ from those expressed or implied by these forward-looking statements.

PROSPECTUS SUMMARY

This summary highlights important features of this offering and the information included or incorporated by reference in this prospectus. This summary does not contain all of the information that you should consider before making a future investment decision with respect to shares of our common stock. You should read both this prospectus and the accompanying prospectus supplement carefully, including the “Risk Factors,” together with any documents incorporated by reference before investing in shares of our common stock in this offering. In this prospectus and any accompanying prospectus supplement, unless otherwise indicated or the context otherwise requires, references to “Overland,” “we,” “company,” “us,” or “our” refer to Overland Storage, Inc. and its consolidated subsidiaries.

Our Company

We are a trusted global provider of unified data management and data protection solutions designed to enable small and medium enterprises, or SMEs, corporate departments, and small and medium businesses, or SMBs, to anticipate and respond to change. Whether an organization’s data is distributed around the corner or across continents, our solutions consolidate and categorize data for easy and cost-effective management of different tiers of information over time. We enable companies to expend fewer resources on information technology, allowing them to focus on being more responsive to the needs of their customers.

We develop and deliver a comprehensive solution set of award-winning products and services for moving and storing data throughout the organization and during the entire data lifecycle. Our Snap Server® product is a complete line of network attached storage and storage area networks solutions designed to ensure primary and secondary data is accessible and protected regardless of its location. Our Snap Server® solutions are available with backup, replication and mirroring software in fixed capacity or highly scalable configurations. These solutions provide simplified disk-based data protection and maximum flexibility to protect mission critical data for both continuous local backup and remote disaster recovery. Our NEO SERIES® and REO SERIES® of virtual tape libraries, tape backup and archive systems are designed to meet the need for cost-effective, reliable data storage for long-term archiving and compliance requirements.

Our approach emphasizes long term investment protection for our customers and reduces the complexities and ongoing costs associated with storage management. Moreover, most of our products are designed with a scalable architecture which enables companies to purchase additional storage as needed, on a just-in-time basis, and make it available instantly without downtime.

End users of our products include SMEs, SMBs, distributed enterprise companies such as divisions and operating units of large multi-national corporations, governmental organizations, and educational institutions. Our products are used in a broad range of industries including financial services, video surveillance, healthcare, retail, manufacturing, telecommunications, broadcasting, research and development and many others.

We generate the majority of our revenue from sales of our data protection products. The balance of our revenue is provided by selling maintenance contracts and rendering related services, selling spare parts, and earning royalties on our licensed technology. The majority of our sales are generated through our branded channel, which includes systems integrators and VARs.

Corporate Information

We were incorporated in California in 1980 as Overland Data, Inc., and changed our name to Overland Storage, Inc. in 2002. Our principal executive offices are located at 9112 Spectrum Center Boulevard, San Diego, California 92123 and our main telephone number is (858) 571-5555. Our internet address is www.overlandstorage.com. Except for the documents referred to under “Where You Can Find Additional

Information,” which are specifically incorporated by reference into this prospectus, information contained on our website or that can be accessed through our website does not constitute a part of this prospectus. We have included our website address only as an interactive textual reference and do not intend it to be an active link to our website.

The Offering

We may offer up to an aggregate of 5,000,000 shares of our common stock (with accompanying rights) from time to time.

When we use the term shares of our common stock in this prospectus, we mean any of the shares of our common stock we may offer with this prospectus from time to time, unless we indicate otherwise. This prospectus describes the general terms that may apply to the shares of our common stock; the specific terms of any particular shares of common stock that we offer will be described in a separate supplement to this prospectus.

When we issue new shares of our common stock, we may offer them for sale to or through underwriters, dealers and agents, or directly to purchasers. The applicable prospectus supplement will include any required information about the firms we use and the discounts or commissions we may pay them for their services.

Listing

Our common stock is listed on The NASDAQ Capital Market and trades under the symbol “OVRL”. Any shares of our common stock sold pursuant to a prospectus supplement will be listed on The NASDAQ Capital Market.

RISK FACTORS

An investment in shares of our common stock involves a high degree of risk. You should carefully consider the risk factors contained in the accompanying prospectus supplement as well as those set forth in our most recent Annual Report on Form 10-K and our most recent Quarterly Report on Form 10-Q on file with the SEC, each of which is incorporated by reference in this prospectus. Before making an investment decision, you should carefully consider these risks as well as other information we include or incorporate by reference in this prospectus and the accompanying prospectus supplement. The risks and uncertainties not presently known to us or that we currently deem immaterial may also materially harm our business, operating results and financial condition and could result in a complete loss of your investment.

USE OF PROCEEDS

Unless we specify otherwise in the accompanying prospectus supplement, we currently intend to use the net proceeds from the sale of the shares of our common stock for general corporate purposes. These purposes may include repayment of debt, working capital needs, capital expenditures, acquisitions and any other general corporate purpose. Pending application of the net proceeds, we may temporarily invest the net proceeds in short-term marketable securities.

If a material part of the net proceeds is to be used to repay indebtedness, we will set forth the interest rate and maturity of such indebtedness in the accompanying prospectus supplement.

We may set forth additional information on the use of the net proceeds from the sale of the shares of common stock we offer under this prospectus in the prospectus supplement relating to the specific offering.

DESCRIPTION OF SECURITIES

The following description of shares of our common stock summarizes the material terms and provisions of the shares of our common stock. We will describe in the prospectus supplement relating to the offering of any shares of our common stock pursuant to this registration statement the particular terms of the shares of our common stock being offered by that prospectus supplement. If applicable, we will also include information in the prospectus supplement about material United States federal income tax considerations, if any, relating to the shares of our common stock, and the securities exchange, if any, on which the shares of our common stock are listed. The terms of the shares of our common stock may also be affected by California law.

DESCRIPTION OF CAPITAL STOCK

The following summary of the terms of our capital stock is qualified in its entirety by reference to the full text of our amended articles of incorporation and our amended bylaws. Shareholders are urged to read our amended articles of incorporation and amended bylaws in their entirety for the actual terms of our capital stock. These documents are filed as exhibits to the registration statement of which this prospectus forms a part. See the section entitled “Where You Can Find Additional Information” on page 1.

Overland is a corporation organized under the laws of the State of California.

Authorized Capital Stock

Our authorized capital stock consists of 90,200,000 shares of common stock, no par value, and 1,000,000 shares of preferred stock, no par value. As of February 15, 2012, 23,838,655 shares of our common stock, and no shares of our preferred stock, were issued and outstanding.

Common Stock

Subject to the preferences that may apply to any shares of preferred stock outstanding at the time, the holders of outstanding shares of our common stock are entitled to receive dividends out of assets legally available at the times and in the amounts that our board of directors may from time to time declare. Upon the liquidation, dissolution or winding-up of our company, the holders of outstanding shares of our common stock will be entitled to share in all assets remaining after payment of all liabilities and the liquidation preferences of any outstanding preferred stock.

Each holder of our common stock is entitled to one vote per share on all matters submitted to a vote of shareholders, and may not cumulate votes for the election of directors unless proper notice is given pursuant to our bylaws.

Our common stock is quoted on The NASDAQ Capital Market under the trading symbol “OVRL”.

The transfer agent and registrar for shares of our common stock is Wells Fargo Bank, N.A.

Shares of our common stock do not have any preemptive rights.

Shares of our common stock are not subject to conversion or redemption.

Common Stock Purchase Rights

We have in place a shareholder rights agreement providing rights to purchase shares of our common stock. The rights are not currently exercisable and they are attached to and trade together with the shares of our common stock. A right will be attached to each share of our common stock sold in this offering.

The shareholder rights agreement will take effect not earlier than the tenth day after the first to occur of:

•

the public announcement or disclosure that a person or group of affiliated or associated persons, other than exempt persons, has acquired, or obtained the right to acquire, beneficial ownership of 20% or more of the outstanding shares of our common stock, except pursuant to a permitted acquisition; or

•

the commencement of, or announcement of an intention to make, by any person other than an exempt person, a tender offer or exchange offer (other than a permitted offer) which upon consummation would result in a person or group beneficially owning 20% or more of the outstanding shares of our common stock.

At that time, the rights then attached to all outstanding shares of our common stock will become separate securities and each right will entitle the holder to purchase one-third of a common share, at a per-share purchase price of $37.00, subject to adjustment.

However,

•

from and after the date on which a person becomes an acquiring person, except pursuant to a permitted offer, each holder of a right, other than the acquiring person, may exercise the right to receive that number of shares of our common stock having a value equal to the purchase price divided by one-half the current market price (as defined in the stockholder rights agreement) of a common share at the date of the occurrence of the event.

•

if, after the shareholder rights agreement takes effect, we merge or combine into or with any acquiring person or any of its affiliates or associates or other related persons, other than any other person if all shareholders of the company are not treated alike, other than certain restructurings not resulting in any change of control of the company, or 50% or more of our assets or earnings power is sold or transferred in one or a series of related transactions, each holder of a right, other than an acquiring person, may exercise the right to receive that number of shares of our common stock which equals the initial exercise price, as adjusted, divided by one-half the current market price (as defined in the stockholder rights agreement) of such common stock at the date of the occurrence of the event.

At any time after any person becomes an acquiring person, our board of directors may exchange all or some of the rights other than the rights beneficially owned by the acquiring person, which rights will thereafter be void, at an exchange ratio of one-third of a common stock, or one-third of an equivalent common share (as defined in the stockholder rights agreement) per right, subject to adjustment in certain events.

The term “permitted acquisition” is defined as the acquisition of common stock directly from us, including by way of a dividend or distribution on the common stock, or pursuant to a permitted offer.

The term “permitted offer” is defined as a tender or exchange offer which is for all of our outstanding shares of common stock at a price and on terms which a majority of certain members of the board of directors determine to be adequate and in the best interests of the company and its shareholders.

Until a right is exercised, the holder thereof, as such, will have no rights as a shareholder, including the right to vote or to receive dividends.

The rights expire in August 2015 unless earlier redeemed or exchanged. We are entitled to redeem all of the rights at $0.001 per right, subject to adjustment, at any time.

Wells Fargo Bank, N.A. serves as the rights agent under the shareholder rights agreement.

Preferred Stock

Subject to the limitations imposed by law and the rules of The NASDAQ Stock Market, LLC, our board of directors is authorized to designate and issue up to 1,000,000 shares of preferred stock in one or more series, without further shareholder approval. Our board of directors is authorized from time to time to set the number of shares to be included in each series; to fix the voting rights, designations, preferences, and relative, participating, option and conversion or other special rights, and such qualifications, limitations or restrictions, of the shares of each wholly unissued series; and to increase or decrease the number of authorized shares of any series, but not below the number of shares of any series then outstanding. The rights of a series of preferred stock may include a preferential return in the event of the liquidation, dissolution or winding-up of our company, the right to receive dividends if declared by our board of directors, special dividend rates, conversion rights, redemption rights, voting rights, the right to protection from dilutive issuances of securities, or the right to approve specified corporate actions. Any or all of these rights may be superior to the rights of the common stock.

Certain Provisions Affecting Control of Our Company

The shareholder rights agreement discussed above and the following provision of California law may affect the control of our company.

California Law

Section 1203 of the California General Corporation Law, or the CGCL, provides that if a tender offer or a written proposal for approval of a reorganization of a corporation or a sale of substantially all of its assets is made by an “interested party,” the person making the offer must deliver an affirmative opinion to each shareholder in writing as to the fairness of the consideration to be received by the shareholders. The term “interested party” means a person who is a party to the transaction and who

•	directly or indirectly controls the corporation that is the subject of the tender offer or proposal;

•	is, or is directly or indirectly controlled by, an officer or director of the corporation; or

•	is an entity in which a material financial interest is held by any director or executive officer.

Indemnification Provisions

California Incorporation

Section 317 of the CGCL provides a detailed statutory framework covering limitation of liability of directors in certain instances and indemnification of any officer or other agent of a corporation who is made or threatened to be made a party to any legal proceeding by reason of his or her services on behalf of such corporation.

With respect to limitation of liability, the CGCL permits a California corporation to adopt a provision in its articles of incorporation reducing or eliminating the liability of a director to the corporation or its shareholders for monetary damages for breach of the fiduciary duty of care, provided that such liability does not arise from certain proscribed conduct (including intentional misconduct and breach of duty of loyalty). The CGCL in this regard relates only to actions brought by shareholders on behalf of the corporation (i.e., “derivative actions”) and does not apply to claims brought by outside parties.

With respect to indemnification, the CGCL provides that to the extent any officer, director or other agent of a corporation is successful “on the merits” in defense of any legal proceeding to which such person is a party or is threatened to be made a party by reason of his or her service on behalf of such corporation or in defense of any claim, issue, or matter therein, such agent shall be indemnified against expenses actually and reasonably incurred by the agent in connection therewith, but does not require indemnification in any other circumstance. The CGCL also provides that a corporation may indemnify any agent of the corporation, including officers and directors, against expenses, judgments, fines, settlements and other amounts actually and reasonably incurred in a third party proceeding against such person by reason of his or her services on behalf of the corporation, provided the person acted in good faith and in a manner he or she reasonably believed to be in the best interests of such corporation. The CGCL further provides that in derivative suits a corporation may indemnify such a person against expenses incurred in such a proceeding, provided such person acted in good faith and in a manner he or she reasonably believed to be in the best interests of the corporation and its shareholders. Indemnification is not available in derivative actions (i) for amounts paid or expenses incurred in connection with a matter that is settled or otherwise disposed of without court approval or (ii) with respect to matters for which the agent shall have been adjudged to be liable to the corporation unless the court shall determine that such person is entitled to indemnification.

The CGCL permits the advancing of expenses incurred in defending any proceeding against a corporate agent by reason of his or her service on behalf of the corporation upon the giving of a promise to repay any such sums in the event it is later determined that such person is not entitled to be indemnified. Finally, the CGCL provides that the indemnification provided by the statute is not exclusive of other rights to which those seeking indemnification may be entitled, by bylaw, agreement or otherwise, to the extent additional rights are authorized in a corporation’s articles of incorporation. The law further permits a corporation to procure insurance on behalf of its directors, officers and agents against any liability incurred by any such individual, even if a corporation would not otherwise have the power under applicable law to indemnify the director, officer or agent for such expenses.

Our articles of incorporation and bylaws implement the applicable statutory framework by limiting the personal liability of directors for monetary damages for a breach of a director’s fiduciary duty of care and making indemnification mandatory in those situations where it is merely permissible under the CGCL.

General

We also maintain insurance for our officers and directors against certain liabilities, including liabilities under the Securities Act. The effect of this insurance is to indemnify any of our officers or directors against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement, incurred by an officer or director upon a determination that such person acted in good faith. We pay the premiums for this insurance.

We have also entered into separate indemnification agreements with each of our executive officers and directors, which indemnify the officer or director against all liabilities relating to his or her position as an executive officer or director of Overland, or as an employee, agent, officer or director of any other entity if the executive officer or director is serving in that capacity at our request, to the fullest extent permitted under applicable law.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or controlling persons pursuant to the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In addition, indemnification for violations of state securities laws may be limited by applicable laws.

PLAN OF DISTRIBUTION

We may sell the shares of our common stock in one or more of the following ways from time to time:

•	to or through underwriters or dealers;

•	directly to one or more purchasers;

•	through agents; or

•	through a combination of any of these methods of sale.

We may effect the distribution of the shares of our common stock from time to time in one or more transactions either:

•	at a fixed price or prices which may be changed;

•	at market prices prevailing at the time of sale;

•	at prices relating to such prevailing market prices; or

•	at negotiated prices.

The prospectus supplements relating to an offering of offered shares of our common stock will set forth the terms of such offering, including:

•	the name or names of any underwriters, dealers or agents;

•	the purchase price of the offered shares of our common stock and the proceeds we will receive from the sale;

•	any underwriting discounts and commissions or agency fees and other items constituting underwriters’ or agents’ compensation; and

•	any initial public offering price, any discounts or concessions allowed or reallowed or paid to dealers and any securities exchanges on which such offered shares of our common stock are listed.

We may grant underwriters who participate in the distribution of shares of our common stock an option to purchase additional shares of our common stock to cover over-allotments, if any, in connection with the distribution.

Underwriters, dealers or agents may receive compensation in the form of discounts, concessions or commissions from us or our purchasers, as their agents in connection with the sale of shares of our common stock. These underwriters, dealers or agents may be considered to be underwriters under the Securities Act. As a result, discounts, commissions or profits on resale received by the underwriters, dealers or agents may be treated as underwriting discounts and commissions. The prospectus supplement will identify any such underwriter, dealer or agent and describe any compensation received by them from us.

Any initial public offering prices, discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

Pursuant to a requirement by the Financial Industry Regulatory Authority, or FINRA, the maximum compensation to be received by any FINRA member or independent broker/dealer generally, as calculated consistent with FINRA’s rules, may not be greater than 8.0% of the gross proceeds received by us from the sale of any shares of our common stock registered pursuant to SEC Rule 415.

If underwriters are used in the sale, the underwriters will acquire the offered shares of our common stock for their own account and may resell them from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The offered shares of our common stock may be offered either to the public through underwriting syndicates represented by one or more managing underwriters or by one or more underwriters without a syndicate.

We may authorize underwriters, dealers or agents to solicit offers by certain purchasers to purchase the shares of our common stock from us at the public offering price set forth in the prospectus supplement pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future. The contracts will be subject only to those conditions set forth in the prospectus supplement, and the prospectus supplement will set forth any commissions we pay for solicitation of these contracts.

We may enter into derivative transactions with third parties, or sell securities not covered by this prospectus to third parties in privately negotiated transactions. If the applicable prospectus supplement indicates, in connection with those derivatives, the third parties may sell shares of our common stock covered by this prospectus and the applicable prospectus supplement, including in short sale transactions. If so, the third party may use shares of our common stock pledged by us or borrowed from us or others to settle those sales or to close out any related open borrowings of stock, and may use shares of our common stock received from us in settlement of those derivatives to close out any related open borrowings of stock. The third party in such sale transactions will be an underwriter and will be identified in the applicable prospectus supplement or in a post-effective amendment.

In connection with underwritten offerings of the offered shares of our common stock and in accordance with applicable law and industry practice, underwriters may over-allot or effect transactions that stabilize, maintain or otherwise affect the market price of the offered shares of our common stock at levels above those that might otherwise prevail in the open market in accordance with Regulation M under the Exchange Act, including by entering stabilizing bids, effecting syndicate covering transactions or imposing penalty bids, each of which is described below.

•	A stabilizing bid means the placing of any bid, or the effecting of any purchase, for the purpose of pegging, fixing or maintaining the price of a security.

•

A syndicate covering transaction means the placing of any bid on behalf of the underwriting syndicate or the effecting of any purchase to reduce a short position created in connection with the offering.

•

A penalty bid means an arrangement that permits the managing underwriter to reclaim a selling concession from a syndicate member in connection with the offering when offered shares of our common stock originally sold by the syndicate member are purchased in syndicate covering transactions.

Those activities may cause the price of the shares of our common stock to be higher than it would otherwise be. If commenced, the underwriters may discontinue any of the activities at any time. We make no representation or prediction as to the direction or magnitude of any effect that such transactions may have on the price of the shares of our common stock. For a description of these activities, see the information under the heading “Underwriting” in the applicable prospectus supplement.

These transactions may be effected on The NASDAQ Capital Market, in the over-the-counter market, or otherwise. Underwriters are not required to engage in any of these activities, or to continue such activities if commenced.

If a dealer is used in the sale, we will sell such offered shares of our common stock to the dealer, as principal. The dealer may then resell the offered shares of our common stock to the public at varying prices to be determined by that dealer at the time for resale. The names of the dealers and the terms of the transaction will be set forth in the prospectus supplement relating to that transaction.

Offered shares of our common stock may be sold directly by us to one or more institutional purchasers, or through agents designated by us from time to time, at a fixed price or prices, which may be changed, or at varying prices determined at the time of sale. Any agent involved in the offer or sale of the offered shares of our common stock in respect of which this prospectus is delivered will be named, and any commissions payable by us to such agent will be set forth, in the prospectus supplement relating to that offering. Unless otherwise indicated in such prospectus supplement, any such agent will be acting on a best efforts basis for the period of its appointment.

Underwriters, dealers and agents may be entitled under agreements entered into with us to indemnification by us against certain civil liabilities, including liabilities under the Securities Act, or to contribution with respect to payments that the underwriters, dealers or agents may be required to make in respect thereof. Underwriters, dealers and agents may be customers of, engage in transactions with, or perform services for us and our affiliates in the ordinary course of their business for which they receive compensation.

Any underwriters to whom we sell shares of our common stock for public offering and sale may make a market in the shares of our common stock, but such underwriters will not be obligated to do so and may discontinue any market making at any time without notice. Any shares of our common stock sold pursuant to a prospectus supplement will be listed on The NASDAQ Capital Market.

Pursuant to General Instruction I.B.6 of Form S-3, in no event will we sell our shares of our common stock in a public primary offering with a value exceeding more than one-third of our public float in any 12-month period so long as our public float remains below $75.0 million. We have not offered any securities pursuant to General Instruction I.B.6 of Form  S-3 during the 12 calendar months prior to and including the date of this prospectus.

LEGAL MATTERS

Except as set forth in the applicable prospectus supplement, O’Melveny & Myers LLP, Menlo Park, California, will pass upon certain legal matters in connection with the shares of our common stock for us. Underwriters, dealers or agents, whom we will identify in a prospectus supplement, may have their counsel opine about certain legal matters relating to the shares of our common stock.

EXPERTS

The financial statements incorporated in this prospectus by reference to the Annual Report on Form 10-K for the year ended July 3, 2011 have been so incorporated in reliance on the report (which contains an explanatory paragraph relating to the Company’s ability to continue as a going concern as described in Note 1 to the financial statements) of Moss Adams LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.